MI Developments Inc.

455 Magna Drive
Aurora, Ontario
Canada L4G 7A9
Tel: (905) 713-6322
Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES FOURTH QUARTER AND 2007 RESULTS

March 5, 2008, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) (“MID” or the “Company”) today announced its results for the three months and year ended December 31, 2007. All figures are in U.S. dollars.

(in thousands, except per share figures)	REAL ESTATE BUSINESS(1)

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Revenues	$51,391	$46,591	$189,547	$184,782
Net income	$37,735	$23,303	$110,311	$98,510
Funds from operations (“FFO”) (2)	$39,403	$33,934	$142,180	$138,158
Diluted FFO per share (2)	$0.84	$0.70	$2.96	$2.86

(in thousands, except per share figures)	MID CONSOLIDATED(1)
	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Revenues
Real Estate Business	$51,391	$46,591	$189,547	$184,782
Magna Entertainment Corp. (“MEC”) (3)	117,846	102,557	627,584	582,982
Eliminations	(7,203)	(7,033)	(22,539)	(29,249)
	$162,034	$142,115	$794,592	$738,515
Net income (loss)
Real Estate Business	$37,735	$23,303	$110,311	$98,510
MEC — continuing operations	(25,553)	(5,183)	(15,432)	(45,821)
Eliminations	(178)	(178)	(55,269)	(3,626)
Income (loss) from continuing operations	12,004	17,942	39,610	49,063
Discontinued operations (4)	(515)	10,574	(101)	10,807
	$11,489	$28,516	$39,509	$59,870
Diluted earnings (loss) per share from continuing operations	$0.25	$0.37	$0.82	$1.02

Diluted earnings (loss) per share	$0.24	$0.59	$0.82	$1.24

(1)          Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s results of operations.  However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)          FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies.  However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similar measures presented by other companies. Please refer to “Reconciliation of Non-GAAP to GAAP Financial Measures” below.

(3)          Excludes revenues from MEC’s discontinued operations.

(4)          Discontinued operations represent MEC’s discontinued operations, net of certain related consolidation adjustments.  MEC’s discontinued operations for the three-month periods and years ended December 31, 2007 and 2006 include the operations of Remington Park, Thistledown, Portland Meadows and Great Lakes Downs.  MEC’s discontinued operations for 2006 also include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006.

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REAL ESTATE BUSINESS OPERATING HIGHLIGHTS

In respect of our core rental portfolio of Magna International Inc. (“Magna”) facilities, during the fourth quarter of 2007 we brought on-stream two expansion projects, representing an aggregate of 39 thousand square feet of leaseable area, at a cost of $5.5 million.  For the year ended December 31, 2007, the Real Estate Business brought on-stream four expansion projects for Magna, representing an aggregate of 67 thousand square feet of leaseable area, at a total cost of $16.3 million.

At December 31, 2007, the Real Estate Business had two properties in Germany under development for Magna.  These expansions to existing facilities commenced in the fourth quarter of 2007 and will add an aggregate of 85 thousand square feet of leaseable area to the Real Estate Business’ income-producing portfolio.  The total anticipated cost of these projects is approximately $12.1 million, of which $9.5 million had been incurred at December 31, 2007.  Subsequent to year-end, we commenced two additional expansion projects for Magna, one in each of Germany and Mexico, representing an aggregate of 57 thousand square feet of leaseable area, at an estimated total cost of $6.6 million.

At December 31, 2007, the Real Estate Business had 27.3 million square feet of leaseable area, with annualized lease payments of $177.2 million, representing a return of 10.6% on the gross carrying value of our income-producing portfolio.

“2007 was a challenging and somewhat disappointing year for our real estate business,” said John Simonetti, Chief Executive Officer.  “Primarily due to the impact of foreign exchange, we achieved record results.  However, the underlying growth of our core rental portfolio of Magna facilities has stalled.  Despite the challenges in the automotive industry, Magna is well positioned to grow and so I remain hopeful that we will be able to re-establish a strong and active working relationship with them.”

REAL ESTATE BUSINESS FINANCIAL RESULTS

Three Months Ended December 31, 2007

For the three months ended December 31, 2007, revenues were $51.4 million, an increase of 10% from revenues of $46.6 million for the three months ended December 31, 2006.  The higher revenues are due to a $4.6 million increase in rental revenues and a $0.2 million increase in interest and other income earned from the financing arrangements with MEC.  The higher rental revenues are primarily due to foreign exchange, which had a $4.0 million positive impact as the U.S. dollar continued to weaken against most foreign currencies in which the Real Estate Business operates.  Magna projects coming on-stream and contractual rent increases also increased revenues by $0.6 million and $0.3 million, respectively.  These positive contributions to rental revenues were partially offset by the impact of disposals and vacancies of income-producing properties, resulting primarily from activities related to Magna’s plant rationalization strategy.

FFO in the three months ended December 31, 2007 was $39.4 million compared to $33.9 million in the prior year period, representing an increase of 16%.  The $5.5 million increase in FFO is due to the $4.8 million increase in revenues and reductions of $1.1 million in general and administrative expenses and $0.1 million in current income tax expense, partially offset by a $0.5 million increase in net interest expense.

General and administrative expenses in the fourth quarter of 2007 decreased by $1.1 million to $4.8 million from $5.9 million in the fourth quarter of 2006, primarily due to a reduction in professional fees related to the Company’s compliance with Sarbanes-Oxley legislation (first implemented in 2006) and reduced stock-based compensation expense.

Net interest expense was $2.7 million in the three months ended December 31, 2007 ($4.3 million of interest expense less $1.6 million of interest income) compared to $2.2 million in the three months ended December 31, 2006 ($3.7 million of interest expense less $1.5 million of interest income).  Foreign exchange increased interest expense by $0.6 million, as the Company’s senior unsecured debentures (the “Debentures”) are denominated in Canadian dollars.

During the three months ended December 31, 2007, the Real Estate Business recognized $7.1 million of currency translation gains.  These gains, which were previously included in the “accumulated other comprehensive income” component of shareholders’ equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.  These gains have been excluded from the determination of the Real Estate Business’ FFO.

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In the three months ended December 31, 2007, the Real Estate Business’ income tax expense was $2.3 million, representing an effective tax rate of 5.8%.  This amount is net of $3.8 million of future tax recoveries realized from a reduction in future tax rates (primarily in Canada) and changes in tax legislation in certain countries in which the Real Estate Business operates.  Excluding these future tax recoveries and the currency translation gains discussed previously, which are not subject to tax, the Real Estate Business’ income tax expense for the fourth quarter of 2007 was $6.1 million, representing an effective tax rate of 18.6% compared to 17.8% for the fourth quarter of 2006.  As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country.  The 0.8% increase in the effective tax rate is primarily due to changes in the overall mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net income increased 62% to $37.7 million compared to $23.3 million for the prior year period.  Positive contributions of $15.7 million resulted from a $4.8 million increase in revenues, reductions of $1.1 million in general and administrative expenses and $2.7 million in income tax expense, and $7.1 million of currency translation gains.  These amounts were partially offset by a $0.8 million increase in depreciation and amortization (driven primarily by the weakening of the U.S. dollar) and a $0.5 million increase in net interest expense.

Year Ended December 31, 2007

For the year ended December 31, 2007, revenues were $189.5 million compared to $184.8 million in 2006.  Rental revenues increased by $11.5 million, but were offset by a $6.7 million reduction in interest and other income from MEC. The higher rental revenues include $2.7 million from completed Magna projects coming on-stream, $1.4 million from contractual rent increases and a $8.9 million positive impact from foreign exchange.  The impact of Magna plant rationalizations and other items had a $1.5 million negative impact on rental revenues.  The reduction of interest and other income from MEC is due primarily to the repayment of the bridge loan between a subsidiary of MID (the “MID Lender”) and MEC (the “2005 MEC Bridge Loan”) in November 2006.

FFO in the year ended December 31, 2007 of $142.2 million represents a 3% increase from the prior year’s FFO of $138.2 million.  The $4.0 million increase in FFO is due to the $4.8 million increase in revenues and a $2.3 million reduction in net interest expense, partially offset by increases of $1.8 million in general and administrative expenses and $1.3 million in current income tax expense.

General and administrative expenses increased by $1.8 million from $21.0 million in the prior year to $22.8 million for 2007.  General and administrative expenses for 2006 include (i) $2.5 million of advisory and other costs incurred in connection with the Company’s evaluation of certain transactions that, ultimately, were not undertaken, and (ii) $0.8 million of costs incurred in association with the Company’s defence against the oppression application brought by Greenlight Capital, Inc. and certain of its affiliates (the “Greenlight Litigation” — see “GREENLIGHT CAPITAL LITIGATION” for further details), which were offset by a $1.3 million recovery of such costs under the Company’s insurance policy.  General and administrative expenses for 2007 include (i) $2.2 million of advisory and other costs incurred in connection with the Company’s evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken, (ii) $2.0 million of costs associated with the Company’s contribution of land to a not-for-profit organization to assist Hurricane Katrina relief efforts, and (iii) $0.3 million of costs associated with the Company’s defence against the Greenlight Litigation.  Excluding these items, general and administrative expenses decreased from $19.0 million in the prior year to $18.3 million in 2007, primarily due to reductions in professional fees related to the Company’s compliance with Sarbanes-Oxley legislation, repairs and maintenance costs and stock-based compensation expense, partially offset by increased salaries and related benefits.

Net interest expense was $8.0 million in 2007 ($15.4 million of interest expense less $7.4 million of interest income) compared to $10.4 million in 2006 ($14.4 million of interest expense less $4.0 million of interest income).  The $3.4 million increase in interest income is due primarily to the Real Estate Business having more cash available for short-term investment as a result of MEC repaying the 2005 MEC Bridge Loan in November 2006.  Foreign exchange increased interest expense by $0.9 million, as the Company’s Debentures are denominated in Canadian dollars.

During 2007, the Real Estate Business recognized a $1.5 million gain on the disposal of one property previously held for sale and two income-producing properties, compared to a $0.2 million gain on the sale of two income-producing properties in 2006.

The Real Estate Business recognized $7.7 million of net currency translation gains in 2007 compared to $1.9 million in 2006.  These gains, which were previously included in the “accumulated other comprehensive income” component of

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shareholders’ equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

The Real Estate Business’ income tax expense for 2007 was $16.0 million, representing an effective tax rate of 12.7% compared to an effective tax rate of 15.3% for 2006.  The income tax expense for 2007 includes (i) $5.4 million of future tax recoveries realized from a reduction in future tax rates (primarily in Canada) and changes in tax legislation in certain countries in which the Real Estate Business operates, (ii) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in 2007 in relation to land sold in a prior year, and (iii) $0.4 million of income tax expense related to the gain on disposal of real estate.  The income tax expense for 2006 includes (i) a $2.1 million future tax recovery from a reduction in the Canadian future tax rate, and (ii) $0.1 million of income tax expense related to the gain on disposal of real estate.  Excluding these items and the currency translation gains discussed previously, which are not subject to tax, the Real Estate Business’ effective tax rate was 18.9% for 2007 compared to 17.3% for 2006.  This 1.6% increase in the effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net income for 2007 of $110.3 million increased by 12% compared to net income of $98.5 million for 2006.  A positive contribution of $15.9 million arose from increases of $4.8 million in revenues, $1.3 million in the gain on disposal of real estate and $5.8 million in dilution and other gains, as well as reductions of $2.3 million in net interest expense and $1.7 million in income tax expense.  These amounts were partially offset by a negative contribution of $4.1 million from increases of $1.8 million in general and administrative expenses and $2.3 million in depreciation and amortization (driven primarily by the weakening of the U.S. dollar).

MAGNA ENTERTAINMENT CORP. DEBT ELIMINATION PLAN AND FINANCING

On September 13, 2007, MID announced that the MID Lender had agreed to provide a bridge loan of up to $80.0 million to MEC, which matures on May 31, 2008 (the “MEC Bridge Loan”).  The MEC Bridge Loan, together with a private placement of $20.0 million of MEC’s Class A Subordinate Voting Stock (“MEC Class A Stock”) to Fair Enterprise Limited (“FEL”), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company’s Chairman and the Chairman and Interim Chief Executive Officer of MEC), is intended to provide short-term funding to MEC as it implements its debt elimination plan announced on September 13, 2007 (the “MEC Debt Elimination Plan”).  The MEC Debt Elimination Plan contemplates MEC raising approximately $600 to $700 million from the sale of certain real estate, racetracks and other assets and a possible future equity issuance by MEC, the proceeds of which are to be used to repay debt, including the MEC Bridge Loan.  MID also announced amendments to its project financing facilities with MEC including, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

The sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will likely be unable at May 31, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility.  Furthermore, it is likely that MEC will need to seek extensions from existing lenders and additional funds in the short-term from one or more possible sources, which may include the Company.  The availability of such extensions or additional funds is not assured and, if available, the terms thereof are not yet determinable.

“It is critical that MEC remains focused on selling assets and eliminating debt as well as turning around its loss operations,” said John Simonetti.  “In addition to being a secured lender, MID also owns a significant and controlling equity stake in MEC and we maintain our belief that their real estate holdings and overall asset base retain considerable value despite these uncertain times.  Accordingly, we continue to evaluate the possibility of providing further assistance to allow MEC more time to implement its debt elimination plan.”

MAGNA ENTERTAINMENT CORP. FINANCIAL RESULTS

At December 31, 2007, the market value of MID’s shareholding in MEC was $60.9 million, based on the Nasdaq closing price of $0.97 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA).

MEC’s racetracks operate for prescribed periods each year.  As a result, racing revenues and operating results for any quarter will not be indicative of MEC’s revenues and operating results for the year.  MEC’s results have been restated to distinguish between results from continuing operations and results from discontinued operations.  MEC’s discontinued operations for the three-month periods and years ended December 31, 2007 and 2006 include the operations of Remington Park, Thistledown, Portland Meadows and Great Lakes Downs.  In addition, MEC’s discontinued operations for 2006 also

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include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006.

MEC’s revenues from continuing operations for the three months ended December 31, 2007 increased 15% to $117.9 million from $102.6 million in the prior year period.  The increase in revenues in the fourth quarter of 2007 is primarily due to (i) changes in the racing calendars at Golden Gate Fields and Santa Anita Park, which resulted in an additional 25 and 5 live race days, respectively, in the fourth quarter of 2007 compared to the prior year period, and (ii) increased wagering revenues at Gulfstream Park with the introduction of year round simulcasting operations in 2007.  MEC’s revenues from continuing operations for the year ended December 31, 2007 increased 8% to $627.6 million from $583.0 million in the prior year, primarily due to (i) the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007, and (ii) increased revenues from AmTote International, Inc. (“AmTote”) as MEC completed the acquisition of the remaining 70% equity interest in AmTote in July 2006 (the “AmTote Acquisition”), partially offset by reduced revenues from fewer total live race days in 2007.

Earnings before interest, taxes, depreciation and amortization from MEC’s continuing operations excluding write-downs of long-lived assets, real estate and business disposal gains, dilution and other gains (losses) and the minority interest impact (“EBITDA”) for the fourth quarter of 2007 was a loss of $17.2 million compared to an EBITDA loss of $28.6 million in the prior year period.  EBITDA for the year ended December 31, 2007 was a loss of $16.2 million compared to an EBITDA loss of $27.0 million in the prior year. The EBITDA loss for the fourth quarter of 2007 decreased by $11.4 million compared to the fourth quarter of 2006, due to a $15.3 million increase in revenues and reductions of $0.5 million in operating costs and $0.9 million in general and administrative expenses, partially offset by a $5.3 million increase in purses, awards and other costs associated with the increase in revenues.  The EBITDA loss for the year ended December 31, 2007 decreased by $10.8 million compared to 2006, due to a $44.6 million increase in revenues, partially offset by increases of $7.4 million in purses, awards and other costs, $23.2 million in operating costs (driven by the increased operating costs at Gulfstream Park for the new casino facility) and $3.2 million in general and administrative expenses.  The increase in purses, awards and other costs is due primarily to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded casino facility in March 2007, partially offset by reduced costs from lower wagering at certain tracks due to fewer live race days and the increased intercompany elimination (as a result of the AmTote Acquisition) of tote fees paid by MEC’s racetracks to AmTote.  The increase in general and administrative expenses is primarily attributable to MEC’s technology operations resulting from the AmTote Acquisition, partially offset by a reduction in general and administrative expenses at several of MEC’s racetracks as a result of cost reduction initiatives.

MEC recorded a net loss of $26.8 million for the fourth quarter of 2007 compared to net income of $4.6 million in the same period in 2006.  For the year ended December 31, 2007, MEC recorded a net loss of $18.8 million compared to a net loss of $38.1 million in 2006.  MEC’s results of operations for the three months and year ended December 31, 2006 were positively impacted by a $115.2 million gain on the sale of The Meadows and negatively impacted by a $77.4 million non-cash write-down of long-lived assets, $76.2 million of which pertained to Magna RacinoTM.  Excluding these items, the $6.3 million decrease in MEC’s net loss in the fourth quarter of 2007 is due primarily to (i) the $11.4 million reduction in EBITDA loss discussed above, and (ii) a $15.2 million increase in the minority interest recovery, partially offset by (i) increases of $1.2 million in depreciation and amortization and $0.7 million of net interest expense, (ii) a $3.5 million dilution loss recorded by the Company in association with the equity investment by FEL discussed previously, (iii) a $4.1 million reduction in the income tax recovery, and (iv) an $11.1 million reduction in income from discontinued operations.  Excluding the gain on the sale of The Meadows and write-downs of MEC’s long-lived assets, the $58.4 million reduction in MEC’s net loss in 2007 is due to (i) the $10.8 million reduction in EBITDA loss discussed above, (ii) a $6.7 million reduction in net interest expense, (iii) $45.9 million of increased gains on the sale of real estate, and (iv) a $14.7 million increase in the minority interest recovery, partially offset by (i) a $2.1 million reduction in depreciation and amortization, (ii) a $3.7 million increase in the dilution loss recorded by the Company, (iii) a $2.9 million reduction in the income tax recovery, and (iv) an $11.0 million reduction in income from discontinued operations.  The lower net interest expense is primarily attributable to the repayment of the 2005 MEC Bridge Loan in the fourth quarter of 2006, reduced borrowings under MEC’s $40.0 million senior secured revolving credit facility and the repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings under the Gulfstream Park project financing facility and the MEC Bridge Loan and $2.2 million less of capitalized interest.  The increase in the gains on disposal of real estate is driven by $48.8 million of gains (which are eliminated from MID’s consolidated results) recognized in 2007 related to the sale of MEC’s interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million.

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NORMAL COURSE ISSUER BID

Pursuant to the terms of two successive normal course issuer bid programs, the Company purchased for cancellation, through the facilities of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange, 1,660,800 Class A Subordinate Voting Shares in 2007 (1,175,100 shares in the fourth quarter) for cash consideration of approximately $52.1 million ($36.7 million in the fourth quarter) at a weighted average price per share of Cdn. $31.13 (Cdn. $30.53 in the fourth quarter).  The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition.

Pursuant to the terms of the Company’s current normal course issuer bid program, for which TSX approval was received on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float (as such term is defined by the TSX).  To date, no shares have been purchased for cancellation in 2008 and the Company remains authorized to purchase for cancellation up to 1,696,654 Class A Subordinate Voting Shares under the current bid program.  Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds.

DIVIDENDS

MID’s Board of Directors has declared a dividend of $0.15 per share on MID’s Class A Subordinate Voting Shares and Class B Shares for the fourth quarter ended December 31, 2007.  The dividend is payable on or about April 15, 2008 to shareholders of record at the close of business on March 28, 2008.

MID has designated the entire amount of all past and future taxable dividends paid in 2006, 2007 and 2008 to be an “eligible dividend” for purposes of the Income Tax Act (Canada), as amended from time to time unless indicated otherwise.  Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

GREENLIGHT CAPITAL LITIGATION

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  The hearing of the application concluded on March 1, 2006 and on October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application.  On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court.  The Company expects the appeal hearing to take place in late April 2008.  The Company continues to consider Greenlight’s oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the fourth quarter’s results on March 5, 2008 at 10:30 am EST.  The number to use for this call is 1-800-731-5774.  The number for overseas callers is 416-644-3421.  Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com.  The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America – 1-877-289-8525 and Overseas – 416-640-1917 (reservation number is 21263516 followed by the number sign) and the rebroadcast will be available until March 12, 2008.

ABOUT MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information, please contact Richard Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507.  For teleconferencing questions, please contact Angie Palmer at 905-726-7508.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Net income	$37,735	$23,303	$110,311	$98,510
Add back (deduct):
Depreciation and amortization	10,960	10,200	41,541	39,225
Future income tax expense (recovery)	(2,225)	431	(864)	2,439
Gain on disposal of real estate, net of income tax	—	—	(1,089)	(95)
Dilution and other gains	(7,067)	—	(7,719)	(1,921)
Funds from operations	$39,403	$33,934	$142,180	$138,158

Basic and diluted funds from operations per share	$0.84	$0.70	$2.96	$2.86

Average number of shares outstanding (thousands)
Basic	47,249	48,329	48,073	48,301
Diluted	47,249	48,386	48,083	48,355

FORWARD-LOOKING STATEMENTS

The contents of this press release contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934.  Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2006, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2006.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  In addition, while it was expected that the MEC Bridge Loan would be repaid through the sale of MEC assets as part of the MEC Debt Elimination Plan, the sale of such assets has taken longer than originally contemplated and, accordingly, MEC may be unable to repay the MEC Bridge Loan, which could have a material adverse effect on MID’s financial condition.  Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated (notes 1, 16)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		— note 3)				— note 3)
Three Months Ended December 31,	2007	2006	2007	2006	2007	2006
Revenues
Rental revenue	$44,188	$39,558	$44,188	$39,558	$—	$—
Racing and other revenue	117,846	102,557	—	—	117,846	102,557
Interest and other income from MEC (note 16)	—	—	7,203	7,033	—	—
	162,034	142,115	51,391	46,591	117,846	102,557
Operating costs and expenses
Purses, awards and other	49,422	44,085	—	—	49,422	44,085
Operating costs	67,411	67,838	—	—	67,411	67,938
General and administrative (note 16)	23,427	25,222	4,780	5,891	18,199	19,154
Depreciation and amortization	23,497	21,542	10,960	10,200	12,580	11,373
Interest expense, net	11,299	10,669	2,660	2,142	16,091	15,428
Write-down of MEC’s long-lived assets (note 5)	(136)	77,445	—	—	(136)	77,445
Operating income (loss)	(12,886)	(104,686)	32,991	28,358	(45,721)	(132,866)
Gain on disposal of business	—	115,193	—	—	—	115,193
Gain on disposal of real estate (note 16)	—	—	—	—	22	—
Dilution and other gains (losses), net (notes 11, 16)	3,600	10	7,067	—	(3,467)	10
Income (loss) before income taxes and minority interest	(9,286)	10,517	40,058	28,358	(49,166)	(17,663)
Income tax expense (recovery) (note 12)	(2,361)	(3,733)	2,323	5,055	(4,684)	(8,788)
Minority interest	(18,929)	(3,692)	—	—	(18,929)	(3,692)
Income (loss) from continuing operations	12,004	17,942	37,735	23,303	(25,553)	(5,183)
Income (loss) from discontinued operations (note 3)	(515)	10,574	—	—	(1,273)	9,798
Net income (loss)	$11,489	$28,516	$37,735	$23,303	$(26,826)	$4,615
Basic and diluted earnings (loss) per
Class A Subordinate Voting or
Class B Share (note 6)
— Continuing operations	$0.25	$0.37
— Discontinued operations (note 3)	(0.01)	0.22
Total	$0.24	$0.59
Average number of Class A
Subordinate Voting and Class B
Shares outstanding during the period (in thousands) (note 6)
— Basic	47,249	48,329
— Diluted	47,249	48,386

See accompanying notes

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated (notes 1, 16)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		— note 3)				— note 3)
Year Ended December 31,	2007	2006	2007	2006	2007	2006
Revenues
Rental revenue	$167,008	$155,533	$167,008	$155,533	$—	$—
Racing and other revenue	627,584	582,982	—	—	627,584	582,982
Interest and other income from MEC (note 16)	—	—	22,539	29,249	—	—
	794,592	738,515	189,547	184,782	627,584	582,982
Operating costs and expenses
Purses, awards and other	290,495	283,100	—	—	290,495	283,100
Operating costs	282,896	259,608	—	—	282,896	259,708
General and administrative (note 16)	97,001	90,456	22,797	20,996	70,419	67,171
Depreciation and amortization	83,178	78,807	41,541	39,225	41,809	39,694
Interest expense, net	40,356	42,734	8,065	10,407	53,281	60,027
Write-down of MEC’s long-lived assets (note 5)	1,308	77,445	—	—	1,308	77,445
Operating income (loss)	(642)	(93,635)	117,144	114,154	(112,624)	(204,163)
Gain on disposal of business	—	115,193	—	—	—	115,193
Gain on disposal of real estate (note 16)	1,478	3,092	1,478	209	48,776	2,883
Dilution and other gains (losses), net (notes 11, 16)	4,256	2,116	7,719	1,921	(3,463)	195
Income (loss) before income taxes and minority interest	5,092	26,766	126,341	116,284	(67,311)	(85,892)
Income tax expense (recovery) (note 12)	12,978	10,471	16,030	17,774	(4,383)	(7,303)
Minority interest	(47,496)	(32,768)	—	—	(47,496)	(32,768)
Income (loss) from continuing operations	39,610	49,063	110,311	98,510	(15,432)	(45,821)
Income (loss) from discontinued operations (note 3)	(101)	10,807	—	—	(3,330)	7,686
Net income (loss)	$39,509	$59,870	$110,311	$98,510	$(18,762)	$(38,135)
Basic and diluted earnings per
Class A Subordinate Voting or
Class B Share (note 6)
— Continuing operations	$0.82	$1.02
— Discontinued operations (note 6)	—	0.22
Total	$0.82	$1.24
Average number of Class A
Subordinate Voting and Class B
Shares outstanding during the period (in thousands) (note 6)
— Basic	48,073	48,301
— Diluted	48,083	48,355

See accompanying notes

Consolidated Statements of Comprehensive Income

(Refer to note 2 — Accounting Changes)

(U.S. dollars in thousands)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Net income	$11,489	$28,516	$39,509	$59,870
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes and minority interest (note 11)	(337)	—	(584)	—
Foreign currency translation adjustment, net of minority interest (note 11)	25,326	11,018	106,043	61,360
Recognition of foreign currency translation gain in net income (note 11)	(7,067)	—	(7,719)	(1,921)
Reversal of foreign currency translation gain related to shares purchased for cancellation (note 9)	(16,576)	—	(22,354)	—
Comprehensive income	$12,835	$39,534	$114,895	$119,309

See accompanying notes

Consolidated Statements of Changes in Deficit

(U.S. dollars in thousands)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Deficit, beginning of period	$(62,858)	$(89,904)	$(69,112)	$(99,527)
Net income	11,489	28,516	39,509	59,870
Costs associated with capital transactions of subsidiaries	—	(475)	—	(475)
Dividends	(7,067)	(7,249)	(28,833)	(28,980)
Deficit, end of period	$(58,436)	$(69,112)	$(58,436)	$(69,112)

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated (notes 1, 16)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		— note 3)				— note 3)
Three Months Ended December 31,	2007	2006	2007	2006	2007	2006
OPERATING ACTIVITIES
Income (loss) from continuing operations	$12,004	$17,942	$37,735	$23,303	$(25,553)	$(5,183)
Items not involving current cash flows (note 14)	(7,248)	(28,728)	969	6,838	(6,960)	(34,713)
Changes in non-cash balances (note 14)	13,093	17,545	(3,882)	(1,729)	17,497	19,436
Cash provided by (used in) operating activities	17,849	6,759	34,822	28,412	(15,016)	(20,460)
INVESTMENT ACTIVITIES
Real estate and fixed asset additions	(35,610)	(22,622)	(9,883)	(3,004)	(25,727)	(19,618)
Proceeds on disposal of business, net	—	171,777	—	—	—	171,777
Proceeds on disposal of real estate and fixed assets, net	2,439	2,950	—	—	2,460	2,950
Decrease in other assets	934	2,462	45	33	889	2,429
Loan advances to MEC, net	—	—	(27,147)	(23,963)	—	—
Loan repayments from MEC	—	—	1,139	113,400	—	—
Cash provided by (used in) investment activities	(32,237)	154,567	(35,846)	86,466	(22,378)	157,538
FINANCING ACTIVITIES
Proceeds from bank indebtedness	32,891	1,015	—	—	32,891	1,015
Repayment of bank indebtedness	(19,617)	(34,429)	—	—	(19,617)	(34,429)
Issuance of long-term debt, net	15,409	448	—	—	15,409	448
Repayment of long-term debt	(22,374)	(3,416)	(115)	(92)	(22,259)	(3,324)
Loan advances from MID, net	—	—	—	—	25,884	22,664
Loan repayments to MID	—	—	—	—	(434)	(111,800)
Issuance of shares	—	316	—	316	—	—
Shares purchased for cancellation	(40,236)	—	(40,236)	—	—	—
Minority investment in subsidiary	19,581	—	—	—	19,581	—
Costs associated with capital transactions of subsidiaries	—	(475)	—	(475)	—	—
Dividends paid	(7,067)	(7,249)	(7,067)	(7,249)	—	—
Cash provided by (used in) financing activities	(21,413)	(43,790)	(47,418)	(7,500)	51,455	(125,426)
Effect of exchange rate changes on cash and cash equivalents	1,183	957	1,140	557	43	400
Net cash flows provided by (used in) continuing operations	(34,618)	118,493	(47,302)	107,935	14,104	12,052
DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	(1,924)	1,180	—	—	(2,639)	1,286
Cash provided by (used in) investing activities	(970)	15,506	—	—	(970)	15,506
Cash provided by (used in) financing activities	1	6	—	—	(704)	(1,594)
Net cash flows provided by (used in) discontinued operations	(2,893)	16,692	—	—	(4,313)	15,198
Net increase (decrease) in cash and cash equivalents during the period	(37,511)	135,185	(47,302)	107,935	9,791	27,250
Cash and cash equivalents, beginning of period	192,371	115,070	158,247	83,931	34,124	31,139
Cash and cash equivalents, end of period	154,860	250,255	110,945	191,866	43,915	58,389
Less: cash and cash equivalents of discontinued operations, end of period	(9,078)	(10,636)	—	—	(9,078)	(10,636)
Cash and cash equivalents, of continuing operations end of period	$145,782	$239,619	$110,945	$191,866	$34,837	$47,753

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands) —

(Unaudited)

	Consolidated (notes 1, 16)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		— note 3)				— note 3)
Year Ended December 31,	2007	2006	2007	2006	2007	2006
OPERATING ACTIVITIES
Income (loss) from continuing operations	$39,610	$49,063	$110,311	$98,510	$(15,432)	$(45,821)
Items not involving current cash flows (note 14)	24,208	93	31,873	24,971	(55,861)	(22,929)
Changes in non-cash balances (note 14)	12,893	593	6,681	(7,385)	6,190	6,439
Cash provided by (used in) operating activities	76,711	49,749	148,865	116,096	(65,103)	(62,311)
INVESTMENT ACTIVITIES
Real estate and fixed asset additions	(108,218)	(117,464)	(115,839)	(35,898)	(81,860)	(81,566)
Acquisition of business, net of cash acquired	—	(9,347)	—	—	—	(9,347)
Proceeds on disposal of business, net	—	171,777	—	—	—	171,777
Proceeds on disposal of real estate and fixed assets, net	14,298	20,927	6,321	8,921	95,712	12,006
Decrease (increase) in other assets	(797)	220	99	(834)	(896)	1,054
Loan advances to MEC, net	—	—	(54,610)	(93,771)	—	—
Loan repayments from MEC	—	—	5,564	116,800	—	—
Cash provided by (used in) investment activities	(94,717)	66,113	(158,465)	(4,782)	12,956	93,924
FINANCING ACTIVITIES
Proceeds from bank indebtedness	73,831	19,144	—	—	73,831	19,144
Repayment of bank indebtedness	(41,132)	(39,929)	—	—	(41,132)	(39,929)
Issuance of long-term debt, net	19,754	12,582	—	—	19,754	12,582
Repayment of long-term debt	(73,991)	(16,159)	(413)	(359)	(73,578)	(15,800)
Loan advances from MID, net	—	—	—	—	52,361	77,294
Loan repayments to MID	—	—	—	—	(1,564)	(111,800)
Issuance of shares	1,058	1,171	1,058	1,171	—	—
Shares purchased for cancellation	(52,072)	—	(52,072)	—	—	—
Minority investment in subsidiary	19,581	—	—	—	19,581	—
Costs associated with capital transactions of subsidiaries	—	(475)	—	(475)	—	—
Dividends paid	(28,833)	(28,980)	(28,833)	(28,980)	—	—
Cash provided by (used in) financing activities	(81,804)	(52,646)	(80,260)	(28,643)	49,253	(58,509)

Effect of exchange rate changes on cash and cash equivalents	9,102	3,709	8,939	3,713	163	(4)
Net cash flows provided by (used) in continuing operations	(90,708)	66,925	(80,921)	86,384	(2,731)	(26,900)
DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	(241)	3,350	—	—	(3,297)	3,572
Cash provided by (used in) investing activities	(4,417)	54,963	—	—	(4,417)	54,963
Cash used in financing activities	(29)	(32,443)	—	—	(4,029)	(25,224)
Net cash flows provided by
(used in)discontinued operations	(4,687)	25,870	—	—	(11,743)	33,311
Net increase (decrease) in cash and cash equivalents during
the year	(95,395)	92,795	(80,921)	86,384	(14,474)	6,411
Cash and cash equivalents, beginning of year	250,255	157,460	191,866	105,482	58,389	51,978
Cash and cash equivalents, end of year	154,860	250,225	110,945	191,866	43,915	58,389
Less: cash and cash equivalents of discontinued operations, end of year	(9,078)	(10,636)	—	—	(9,078)	(10,636)
Cash and cash equivalents of
continuing operations, end of year	$145,782	$239,619	$110,945	$191,866	$34,837	$47,753

See accompanying notes

Consolidated Balance Sheets

(Refer to note 1 — Basis of Presentation)

(U.S. dollars in thousands)

(Unaudited)

	Consolidated (notes 1, 16)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– notes 3, 4)				– notes 3, 4)
	December	December	December	December	December	December
As at	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$145,782	$239,619	$110,945	$191,866	$34,837	$47,753
Restricted cash (note 16)	32,722	35,575	4,458	6,514	28,264	29,061
Accounts receivable	43,136	39,801	7,425	7,749	35,711	32,052
Loans receivable from MEC, net (note 16)	—	—	139,168	3,108	—	—
Due from MID (note 16)	—	—	—	—	4,464	6,648
Income taxes receivable	402	1,934	402	1,354	—	580
Prepaid expenses and other	17,317	15,486	1,206	966	16,479	14,746
Assets held for sale (note 4)	1,493	—	—	—	1,493	—
Discontinued operations (note 3)	21,239	20,266	—	—	21,239	20,266
	262,091	352,681	263,604	211,557	142,487	151,106
Real estate properties, net (note 7)	2,271,577	2,114,760	1,561,921	1,348,621	765,043	771,080
Fixed assets, net	90,960	80,998	445	554	90,515	80,444
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets	6,229	11,637	879	3,061	5,350	12,881
Loans receivable from MEC (note 16)	—	—	97,589	182,876	—	—
Deferred rent receivable	14,898	13,818	14,898	13,818	—	—
Future tax assets	58,665	49,665	5,497	7,277	53,168	42,388
Assets held for sale (note 4)	34,165	36,063	—	—	34,165	36,063
Discontinued operations (note 3)	50,659	50,433	—	—	50,731	51,851
	$2,899,112	$2,819,923	$1,944,833	$1,767,764	$1,251,327	$1,255,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 8)	$39,214	$6,515	$—	$—	$39,214	$6,515
Accounts payable and accrued liabilities	147,067	143,760	16,678	13,317	130,734	130,443
Income taxes payable	14,993	7,083	13,040	7,083	1,953	—
Loan payable to MID, net (note 16)	—	—	—	—	137,002	2,823
Due to MEC (note 16)	—	—	4,464	6,648	—	—
Long-term debt due within one year (note 8)	33,215	86,125	488	378	32,727	85,747
Deferred revenue	6,189	6,424	2,078	2,451	4,339	4,211
Liabilities related to assets held for sale (note 4)	171	—	—	—	171	—
Discontinued operations (note 3)	16,132	15,431	—	—	16,529	15,716
	256,981	265,338	36,748	29,877	362,669	245,455
Long-term debt (note 8)	96,326	99,712	6,646	5,991	89,680	93,721
Senior unsecured debentures, net	267,578	226,596	267,578	226,596	—	—
Note obligations, net	216,050	215,830	—	—	216,050	215,830
Loan payable to MID, net (note 16)	—	—	—	—	67,107	151,449
Other long-term liabilities	24,175	15,079	—	—	24,175	15,079
Future tax liabilities	144,432	138,071	48,257	46,090	94,844	91,981
Minority interest	156,359	180,108	—	—	156,359	180,108
Liabilities related to assets held for sale (note 4)	876	1,047	—	—	876	1,047
Discontinued operations (note 3)	875	846	—	—	27,018	32,273
	1,163,652	1,142,627	359,229	308,554	1,038,778	1,026,943
Shareholders’ equity:
Share capital (note 9)	1,524,440	1,577,342
Contributed surplus (note 10)	27,517	2,667
Deficit	(58,436)	(69,112)
Accumulated comprehensive income (note 11)	241,939	166,399
	1,735,460	1,677,296	1,585,604	1,459,210	212,549	228,738
	$2,899,112	$2,819,923	$1,944,833	$1,767,764	$1,251,327	$1,255,681

Commitments and contingencies (note 17)

See accompanying notes

Notes to Interim Consolidated Financial Statements

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)

(All amounts as at December 31, 2007 and 2006 and for the three-month periods and years ended December 31, 2007 and 2006 are unaudited)

1.              BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, “MID” or the “Company”).  MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units (“Magna”).  MID also acquires land that it intends to develop for mixed-use and residential projects.  The Company also holds a controlling interest in Magna Entertainment Corp. (“MEC”), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets.  At December 31, 2007, the Company owned approximately 54% of MEC’s total equity, representing approximately 96% of the total voting power of its outstanding stock (note 16).  MEC’s results are consolidated with the Company’s results, with outside ownership accounted for as a minority interest.

(a)   Magna Entertainment Corp.

The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC’s assets and the discharge of MEC’s liabilities in the normal course of business for the foreseeable future.  MEC has incurred net losses before minority interest recovery of $68.8 million, $65.4 million and $107.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.  At December 31, 2007, MEC had a working capital deficiency of $220.2 million and $209.4 million of debt scheduled to mature in 2008, including amounts owing under (i) MEC’s $40.0 million senior secured revolving credit facility with a Canadian financial institution (the “MEC Credit Facility”), which is scheduled to mature on March 31, 2008 (note 8), (ii) a bridge loan (the “MEC Bridge Loan”) of up to $80.0 million from a wholly-owned subsidiary of MID (the “MID Lender”), which is scheduled to mature on May 31, 2008 (note 16), and (iii) MEC’s obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility with the MID Lender by May 31, 2008 (note 16).  Accordingly, MEC’s ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renewing or extending current financing arrangements and meeting its obligations with respect to secured and unsecured creditors, none of which is assured.  If MEC is unable to repay its obligations when due, other current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers or extensions.  On September 12, 2007, MEC’s Board of Directors approved a debt elimination plan (the “MEC Debt Elimination Plan”) designed to eliminate MEC’s net debt by December 31, 2008 by generating funds from the sale of assets (notes 3 and 4), entering into strategic transactions involving certain of MEC’s racing, gaming and technology operations, and a possible future equity issuance.  The success of the MEC Debt Elimination Plan is not assured.  To address short-term liquidity concerns and provide sufficient time to implement the MEC Debt Elimination Plan, MEC arranged $100.0 million of funding, comprised of (i) a $20.0 million private placement of MEC’s Class A Subordinate Voting Stock (“MEC Class A Stock”) to Fair Enterprise Limited (“FEL”), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach, the Company’s Chairman and the Chairman and Interim Chief Executive Officer of MEC (note 16); and (ii) the MEC Bridge Loan.  Although MEC continues to implement the MEC Debt Elimination Plan, the sale of assets under the MEC Debt Elimination Plan is taking longer than originally contemplated.  As a result, MEC will likely need to seek additional funds in the short-term from one or more possible sources, which may include the Company.  The availability of such additional funds is not assured and, if available, the terms thereof are not yet determinable.  These consolidated financial statements do not give effect to any adjustments to recorded amounts and their classification which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

The uncertainty regarding MEC’s ability to continue as a going concern does not impact the realization of the Company’s assets and discharge of its liabilities in the normal course of its real estate business.  MID’s real estate business has not guaranteed any of MEC’s indebtedness.

MEC’s racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year.  MEC’s racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss.  This seasonality has resulted in large quarterly fluctuations in MEC’s revenues and operating results.

(b)   Consolidated Financial Statements

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles (“GAAP”) and the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2006, except as disclosed in note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2006.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments necessary to present fairly the financial position at December 31, 2007 and 2006, and the results of operations and cash flows for the three-month periods and years ended December 31, 2007 and 2006.

Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, “Real Estate Business” and “Magna Entertainment Corp.”, which correspond to the Company’s reporting segments as described in note 15 to the unaudited interim consolidated financial statements.  Transactions and balances between the “Real Estate Business” and “Magna Entertainment Corp.” segments have not been eliminated in the presentation of each segment’s financial data and related measurements.  However, the effects of transactions between these two segments, which are further described in note 16, are eliminated in the consolidated results of operations and financial position of the Company.

The Company has reclassified certain prior period amounts to reflect the restatement for MEC’s discontinued operations (note 3) and MEC’s assets held for sale (note 4).

2.     ACCOUNTING CHANGES

The Canadian Institute of Chartered Accountants (“CICA”) issued four new standards in January 2005 (which have since been further amended) in Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments — Recognition and Measurement”, 3861, “Financial Instruments — Disclosure and Presentation”, and 3865, “Hedges”.  These standards provide guidance for the recognition, classification and measurement of financial instruments in financial statements as follows:

•

All financial instruments, including derivatives, are to be included on a company’s balance sheet and measured either at their fair values or, under certain circumstances, at cost or amortized cost. The standards also specify when unrealized gains and losses as a result of changes in fair values are to be recognized in the consolidated statement of income (loss).

•	Existing requirements for hedge accounting are extended to provide comprehensive guidance on how hedge accounting should be performed.

•

Certain unrealized gains and losses arising from changes in fair value of financial instruments will be temporarily recorded outside the consolidated statement of income (loss) in “other comprehensive income (loss)”.

The CICA requires these new standards be adopted on a prospective basis for annual and interim periods in the first fiscal year beginning on or after October 1, 2006.  In accordance with the prescribed transitional provisions, the Company adopted these standards effective January 1, 2007 without restatement of prior periods, except to classify the “currency translation adjustment” component of shareholders’ equity as a component of “accumulated other comprehensive income”.

Under the new standards, all of the Company’s consolidated financial assets must be classified as “held for trading”, “held to maturity”, “loans and receivables” or “available for sale” and all of the Company’s consolidated financial liabilities must be classified as “held for trading” or “other financial liabilities”.  All of the Company’s consolidated financial instruments are initially measured at fair value, with subsequent measurements dependent on the classification of each financial instrument.

“Held for trading” financial assets, which include “cash and cash equivalents” and “restricted cash”, are measured at fair value and all gains and losses are included in net income in the period in which they arise.  “Loans and receivables”, which include “accounts receivable” and certain “other assets”, are recorded at amortized cost.  The Company does not have any consolidated financial assets classified as “held to maturity” or “available for sale”.

“Other financial liabilities”, which include “bank indebtedness”, “accounts payable and accrued liabilities”, “dividends payable”, current and non-current portions of “long-term debt”, “senior unsecured debentures, net”, “note obligations, net” and certain “other long-term liabilities”, are recorded at amortized cost.  The Company does not currently have any consolidated financial liabilities classified as “held for trading”.

These standards had the following impact on the Company’s unaudited interim consolidated financial statements upon adoption:

Increase
As at January 1, 2007	(Decrease)
Assets
Real Estate Business — other assets — deferred financing costs (i)	$(2,216)
MEC — other assets — deferred financing costs — continuing operations (i)	(7,871)
MEC — other assets — deferred financing costs — discontinued operations (i)	(1,320)
MEC — other assets — interest rate swaps (iii)	439
Eliminations — other assets	5,626
Consolidated assets	$(5,342)
Liabilities
Real Estate Business — senior unsecured debentures (i)	$(2,216)
MEC — long-term debt due within one year (i)	(23)
MEC — note obligations (i)	(3,542)
MEC — loans payable to MID — continuing operations (i)	(4,306)
MEC — loans payable to MID — discontinued operations (i)	(1,320)
MEC — future tax liabilities (iii)	176
MEC — minority interest (iii)	109
Eliminations — loans payable to MID — continuing operations	4,306
Eliminations — loans payable to MID — discontinued operations	1,320
Consolidated liabilities	(5,496)
Shareholders’ equity
MEC — accumulated other comprehensive income (ii), (iii)	154
Consolidated shareholders’ equity	154
Consolidated liabilities and shareholders’ equity	$(5,342)

(i)             Deferred Financing Costs

As permitted by the new standards, the Company’s policy for the treatment of financing costs related to the issuance of debt is to present debt instruments on the consolidated balance sheet net of the related financing costs, with the net balance accreting to the face value of the debt over its term.  Prior to January 1, 2007, the Company included deferred financing costs on the consolidated balance sheet in “other assets”.

(ii)          Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Income

The new standards require the presentation of a new statement of comprehensive income, which is comprised of net income, the net unrealized foreign exchange gain or loss for the period related to the Company’s net investment in foreign operations and changes in unrealized gains or losses related to cash flow hedges, with any such changes required to be accumulated on the consolidated balance sheet in “accumulated other comprehensive income” as a separate component of shareholders’ equity.

(iii)  Hedging Derivative Financial Instruments

The new standards require all hedging derivative financial instruments to be recognized on the consolidated balance sheet at fair value.

The types of hedging relationships that qualify for hedge accounting have been specified under the new standards but do not have an impact on the Company’s policies or criteria for the use of financial instruments and hedge accounting.  A description of the Company’s policies for the use of derivative financial instruments is included in notes 1 and 20 to the Company’s consolidated financial statements for the year ended December 31, 2006.  The new standards did not impact the accounting for the Company’s use of derivative financial instruments at January 1, 2007, except as discussed below for interest rate swaps.

Interest Rate Swaps

MEC occasionally utilizes interest rate swap contracts as hedging instruments to hedge exposure to interest rate fluctuations on its variable rate debt.  These swap contracts are accounted for using hedge accounting, with the fair value of the hedging instrument being recognized on the consolidated balance sheet.  To the extent that changes in the fair value of the hedging instrument offset changes in the fair value of the hedged item, they are recorded in “other comprehensive income (loss)” and “accumulated other comprehensive income”.  Any portion of the change in fair value of the hedging instrument that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in the consolidated statement of income (loss).

For hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in “accumulated other comprehensive income” is amortized in the consolidated statement of income (loss) over the remaining term of the original hedge.  If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in the consolidated statement of income (loss).

On January 1, 2007, MEC’s interest rate swaps were measured and recognized as an asset with a fair value of $439 thousand with a related future tax liability of $176 thousand and minority interest liability of $109 thousand, resulting in a net amount of $154 thousand being recorded in opening “accumulated other comprehensive income”.  This amount was reclassified to the consolidated statement of income (loss) during the year ended December 31, 2007.

3.     BUSINESS ACQUISITION AND DISPOSALS

(a)          Acquisition of AmTote

On August 22, 2003, MEC Maryland Investments Inc. (“MEC Maryland”), a wholly owned subsidiary of MEC, acquired a 30% interest in AmTote International, Inc. (“AmTote”) for a total cash purchase price, including transaction costs, of $4.3 million.  At the same time, MEC Maryland was also granted options to acquire the remaining 70% of AmTote.

On July 26, 2006, MEC Maryland acquired the remaining 70% equity interest of AmTote for a total cash purchase price of $9.3 million, including transaction costs of $0.1 million, net of cash acquired of $5.5 million.

AmTote is a provider of totalisator services to the North American pari-mutuel industry with service contracts with over 70 North American racetracks and other wagering entities.

The purchase price has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital	$1,203
Fixed assets	12,691
Other assets	127
Long-term debt	(1,470)
Other long-term liabilities	(980)
Future tax liabilities	(2,224)
Net assets acquired and total purchase price, net of cash acquired	$9,347

(b)          Divestiture of The Meadows

On November 14, 2006, MEC completed the sale of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc., each an MEC wholly-owned subsidiary through which MEC owned and operated The Meadows, MEC’s standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, “Millennium-Oaktree”).  On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the “Meadows Holdback Note”).  Under the terms of the Meadows Holdback Note, MEC agreed to release the security requirement for the holdback amount, defer subordinate payments under the Meadows Holdback Note, defer receipt of holdback payments until the opening of the permanent casino at The Meadows and defer receipt of holdback payments to the extent of available cash flows (as defined in the terms of the Meadows Holdback Note), in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC.  The parties also entered into a racing services agreement whereby MEC pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows until at least July 2011.  On December 12, 2007, Cannery Casino Resorts, LLC, the parent company of Millennium-Oaktree, announced it had entered into an agreement to sell Millennium-Oaktree to Crown Limited.  If the deal is consummated, either party to the racing services agreement will have the option to terminate the arrangement.

MEC recognized a $115.2 million gain on this sale transaction in the fourth quarter of 2006.  Based on the indemnification obligations and other terms pertaining to the Meadows Holdback Note, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

MEC was required to use the proceeds from the sale of The Meadows to fully repay the bridge loan between the MID Lender and MEC (the “2005 MEC Bridge Loan” — note 16), to permanently pay down $39.0 million of the principal amount outstanding under the MEC Credit Facility (note 8), to repay $2.0 million of the BE&K Loan (as defined in note 16) and to place $15.0 million into escrow with the MID Lender (note 16).

(c)          Discontinued Operations

(i)             In connection with the MEC Debt Elimination Plan, MEC announced that it intends to sell Great Lakes Downs in Michigan, Thistledown in Ohio and its interest in Portland Meadows in Oregon.  MEC also announced that it intends to explore the sale of Remington Park, a horseracing and gaming facility in Oklahoma City.

In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain assets covered by the MEC Debt Elimination Plan.  In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers.

In October 2007, the Great Lakes Downs property was listed for sale with a real estate broker.  The race meet at that facility concluded on November 4, 2007 and the facility was then closed.  In order to facilitate the sale of this property, MEC re-acquired Great Lakes Downs from Richmond Racing Co., LLC in December 2007 pursuant to a prior existing option right.

In November 2007, MEC began marketing its interest in Portland Meadows for sale and an active program to locate a potential buyer was initiated.

(ii)          On November 1, 2006, a wholly-owned subsidiary of MEC completed the sale of the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna, a related party, for a sale value of 30.0 million euros ($38.3 million), which included cash consideration of 13.2 million euros ($16.9 million), net of transaction costs, and 16.8 million euros ($21.4 million) of debt assumed by Magna.  Based on the exchange amount, MEC recognized a gain on disposition of $20.9 million at the date of disposition.

(iii)       On August 25, 2006, a wholly-owned subsidiary of MEC completed the sale of the Magna Golf Club located in Aurora, Ontario to Magna, a related party, for cash consideration of Cdn. $51.8 million ($46.4 million), net of transaction costs.  MEC recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of MEC’s carrying value of the assets disposed over their fair values and exchange amount at the date of disposition.  Of the sale proceeds, Cdn. $32.6 million ($29.3 million) was used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club.

(iv)      On May 26, 2006, MEC completed the sale of a restaurant and related real estate in the United States and received cash consideration of $2.0 million, net of transaction costs, and recognized a gain at the date of disposition of $1.5 million.  MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 8).

MEC’s results of operations related to discontinued operations for the three-month periods and years ended December 31, 2007 and 2006, and MEC’s assets and liabilities related to discontinued operations as at December 31, 2007 and 2006, are shown in the following table:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006

Revenues	$28,860	$31,002	$122,200	$142,534
Costs and expenses	30,056	33,028	121,320	136,860
	(1,196)	(2,026)	880	5,674
Depreciation and amortization	515	1,388	3,976	7,069
Interest expense, net	652	872	2,794	4,984
Impairment loss recorded on disposition	—	—	—	1,202
Loss before undernoted	(2,363)	(4,286)	(5,890)	(7,581)
Gain on disposition	—	20,892	—	22,387
Income (loss) before income taxes and minority interest	(2,363)	16,606	(5,890)	14,806
Income tax expense (recovery)	—	(160)	—	1,653
Minority interest	(1,090)	6,968	(2,560)	5,467
MEC’s income (loss) from discontinued operations	(1,273)	9,798	(3,330)	7,686

Eliminations (note 16)	758	776	3,229	3,121

Consolidated income (loss) from discontinued operations	$(515)	$10,574	$(101)	$10,807

	December	December
As at	31, 2007	31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$9,078	$10,636
Restricted cash	7,069	5,133
Accounts receivable	3,424	3,939
Prepaid expenses and other	1,668	558
	21,239	20,266
Real estate properties, net	39,094	38,048
Fixed assets, net	11,531	12,408
Other assets	106	1,395
	50,731	51,851
MEC’s assets related to discontinued operations	71,970	72,117
Eliminations (note 16)	(72)	(1,418)
Consolidated assets related to discontinued operations	$71,898	$70,699

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$14,852	$13,514
Long-term debt due within one year	23	30
Loan payable to MID	397	285
Deferred revenue	1,257	1,887
	16,529	15,716
Long-term-debt	115	138
Loan payable to MID, net	26,143	31,427
Other long-term liabilities	760	708
	27,018	32,273
MEC’s liabilities related to discontinued operations	43,547	47,989
Eliminations (note 16)	(26,540)	(31,712)
Consolidated liabilities related to discontinued operations	$17,007	$16,277

4.              ASSETS HELD FOR SALE

(a)          In November and December 2007, MEC entered into sale agreements for three parcels of excess real estate comprising approximately 825 acres in Porter, New York, subject to the completion of due diligence by the purchasers and customary closing conditions.  These sale transactions were completed on December 28, 2007, January 7, 2008 and January 10, 2008, for total cash consideration of $1.8 million, net of transaction costs.  At December 31, 2007, the two parcels of real estate for which the sale had not been completed are included in MEC’s “assets held for sale” on the Company’s consolidated balance sheets.  The net proceeds received on closing were used to repay a portion of the MEC Bridge Loan (note 16) subsequent to year-end.

(b)         On December 21, 2007, MEC entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna, a related party, for a purchase price of 20.0 million euros ($29.4 million), subject to customary closing adjustments.  The closing of the transaction is expected to occur by the end of the first quarter of 2008 following the satisfaction of customary closing conditions, including the receipt of all necessary regulatory approvals.  MEC is required to use 7.5 million euros of the net proceeds to be received on closing to repay a portion of a 15.0 million euro term loan facility (note 8) and to use the remaining portion of the net proceeds to repay a portion of the MEC Bridge Loan (note 16).

(c)          On August 9, 2007, MEC announced its intention to sell real estate properties located in Dixon, California and Ocala, Florida.  MEC has initiated an active program to locate potential buyers for these properties and has listed the properties for sale.

Under the terms of the MEC Bridge Loan, MEC is required to use the net proceeds from the sale of these properties to pay down principal amounts outstanding under the MEC Bridge Loan and the amount of such net proceeds will permanently reduce the committed amount of the MEC Bridge Loan.

(d)         The MEC Debt Elimination Plan also contemplates the sale of real estate properties located in Aventura and Hallandale, Florida, both adjacent to Gulfstream Park, and Anne Arundel County, Maryland, adjacent to Laurel Park.  MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City Enterprises, Inc. (“Forest City”) and Caruso Affiliated (“Caruso”), respectively.  MEC has also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations.  These potential transactions may include: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC’s technology operations, which may include one or more of the assets that comprise MEC’s PariMax business.

At December 31, 2007, all of the criteria required to classify an asset as held for sale, or operations as discontinued operations (note 3), in accordance with GAAP were not met in relation to the assets and operations described in the preceding paragraph and, accordingly, these assets and operations continue to be classified as held and in use.

MEC’s assets classified as held for sale and corresponding liabilities, related to the transactions described in sections (a), (b) and (c) above, at December 31, 2007 and 2006, are shown in the table below.

	December	December
As at	31, 2007	31, 2006
ASSETS
Current assets:
Real estate properties, net
Porter, New York	$1,493	$—
Real estate properties, net
Dixon, California	19,139	18,711
Ocala, Florida	8,407	8,427
Ebreichsdorf, Austria	6,619	5,935
Porter, New York	—	2,990
	34,165	36,063
	$35,658	$36,063
LIABILITIES
Current liabilities:
Future tax liabilities	$171	$—
Future tax liabilities	876	1,047
	$1,047	$1,047

5.              WRITE-DOWN OF MEC’S LONG-LIVED ASSETS

MEC’s long-lived assets, which consist of fixed assets and real estate properties, are tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such events or changes in circumstances are present, the recoverability of the long-lived assets is assessed by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows.  If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined.

Write-downs and impairment losses relating to long-lived assets have been recognized as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Porter, New York(i)	$(136)	$—	$1,308	$—
Magna Racino™(ii)	—	76,166	—	76,166
Development property(iii)	—	1,279	—	1,279
	$(136)	$77,445	$1,308	$77,445

(i)             In connection with entering into sale agreements for three parcels of real estate in Porter, New York (note 4), MEC recognized a non-cash impairment loss of $1.3 million, which represents the excess of the carrying value over the fair value of this real estate, less selling costs.

(ii)          Magna Racino™’s long-lived assets were tested for impairment upon completion of its 2007 business plan.  An expected present value approach of estimated future cash flows, including a probability-weighted approach in considering the likelihood of possible outcomes, and external valuation reports were used to determine the fair value of the long-lived assets.  Based on this analysis, a non-cash impairment charge of $76.2 million was required of the long-lived assets in the three months and year ended December 31, 2006.

(iii)       On February 7, 2007, MID acquired all of MEC’s interests and rights in a 34 acre parcel of residential development land in Aurora, Ontario for cash consideration of Cdn. $12.0 million ($10.1 million) (note 16).  MEC recognized a non-cash impairment loss of $1.3 million related to this parcel of residential development land in the three months and year ended December 31, 2006.

6.     EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month periods and years ended December 31, 2007 and 2006 are computed as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Income from continuing operations	$12,004	$17,942	$39,610	$49,063
Income (loss) from discontinued operations	(515)	10,574	(101)	10,807
Net income	$11,489	$28,516	$39,509	$59,870
Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	47,249	48,329	48,073	48,301
Stock options (thousands)	—	57	10	54
	47,249	48,386	48,083	48,355
Diluted earnings (loss) per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.25	$0.37	$0.82	$1.02
— from discontinued operations	(0.01)	0.22	—	0.22
	$0.24	$0.59	$0.82	$1.24

The computation of diluted earnings per share for the three-month period and year ended December 31, 2007 excludes the effect of the potential exercise of 516,544 (2006 — 155,000) and 361,544 (2006 — 155,000) options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

7.              REAL ESTATE PROPERTIES

		(restated
		— notes 3, 4)
	December	December
As at	31, 2007	31, 2006
Real Estate Business
Revenue-producing properties
Land	$226,269	$206,990
Buildings, parking lots and roadways — cost	1,444,241	1,298,073
Buildings, parking lots and roadways — accumulated depreciation	(345,825)	(274,931)
	1,324,685	1,230,132
Development properties
Land and improvements	226,248	115,910
Properties under development	9,541	648
	235,789	116,558
Properties held for sale	1,447	1,931
	1,561,921	1,348,621
MEC
Revenue-producing racetrack properties
Land and improvements	178,843	197,838
Buildings — cost	640,451	592,351
Buildings — accumulated depreciation	(193,046)	(165,891)
Construction in progress	43,140	25,202
	669,388	649,500
Under-utilized racetrack real estate	87,128	91,016
Development land and improvements	—	20,705
Revenue-producing non-racetrack properties
Land and improvements	6,498	6,521
Buildings — cost	2,122	3,410
Buildings — accumulated depreciation	(93)	(72)
	8,527	9,859
	765,043	771,080
Eliminations (note 16)	(55,387)	(4,941)
Consolidated	$2,271,577	$2,114,760

Included in the Real Estate Business’ revenue-producing properties above at December 31, 2006 was a property which has been reclassified into development properties during the year ended December 31, 2007.  The net book value of the property at December 31, 2007 is $7.2 million (December 31, 2006 – $5.2 million).  During the year ended December 31, 2007, the Real Estate Business and Magna entered into discussions to terminate the lease on this property, retroactive to May 31, 2007, as the Real Estate Business is seeking to redevelop the property for residential purposes.  The Real Estate Business anticipates paying Magna approximately $2.0 million to terminate the lease and the anticipated termination payment has been included in the Real Estate Business’ “real estate properties, net” and “accounts payable and accrued liabilities” at December 31, 2007 on the Company’s unaudited interim consolidated balance sheet.

Included in the Real Estate Business’ properties under development above at December 31, 2007 are $8.2 million of costs paid to Magna as reimbursement for expenditures incurred by Magna in relation to expansions on two of the Real Estate Business’ revenue-producing properties.

8.     BANK INDEBTEDNESS AND LONG TERM DEBT

Real Estate Business

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit.  The credit facility expires on December 21, 2008, unless extended with the consent of both parties.  Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization (“EBITDA”).  Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at the London Interbank Offered Rate (“LIBOR”) or bankers’ acceptance rates, in each case plus 1.0%, or the U.S. base or Canadian prime rate.  The credit facility contains negative and affirmative financial and operating covenants.  At December 31, 2007, the Company was in compliance with all of these covenants.  At December 31, 2007, the Company had no borrowings under the facility, but had issued letters of credit totalling $0.3 million.

MEC

MEC’s bank indebtedness consists of the following short-term bank loans:

	December	December
As at	31, 2007	31, 2006
MEC Credit Facility (a)	$34,891	$—
SAC Credit Facility (b)	3,499	6,515
AmTote Credit Facility (c)	824	—
	$39,214	$6,515

(a)          During the year ended December 31, 2007, MEC extended the maturity date of the $40.0 million MEC Credit Facility from March 30, 2007 to January 31, 2008 and modified a financial performance maintenance covenant relating to EBITDA.  The maturity date was further extended to March 31, 2008 subsequent to year-end.  Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit, with borrowings bearing interest at the U.S. base rate plus 5.0% or LIBOR plus 6.0%.  Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC’s subsidiaries.  At December 31, 2007, MEC had borrowed $34.9 million (December 31, 2006 — nil) under the MEC Credit Facility and had issued letters of credit totalling $4.3 million (December 31, 2006 — $24.7 million), such that $0.8 million (December 31, 2006 — $15.3 million) was unused and available.  The weighted average interest rate on the borrowings outstanding under the MEC Credit Facility at December 31, 2007 was 11.0%.

(b)         On October 2, 2007, MEC’s wholly-owned subsidiary, The Santa Anita Companies, Inc. (“SAC”), which owns and operates Santa Anita Park, amended and extended its term and revolving loan agreements with a U.S. financial institution.  The amendments included reducing the amount available under the revolving loan (the “SAC Credit Facility”) from $10.0 million to $7.5 million, requiring the aggregate outstanding principal under the SAC Credit Facility to be fully repaid for a period of 60 consecutive days during each year, increasing the amount available under the term loan from $60.0 million to $67.5 million, reducing the monthly principal repayments under the term loan to $375 thousand, extending the maturity date for both facilities from October 8, 2007 to October 31, 2012 and modifying certain financial covenants.

The SAC Credit Facility and term loan are guaranteed by MEC’s wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated (“LATC”), and are collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC.  The term loan contains cross-default provisions with the MEC Credit Facility.  Borrowings under the SAC Credit Facility and term loan bear interest at the U.S. prime rate and LIBOR plus 2.0%, respectively.  At December 31, 2007, MEC had borrowed $66.4 million (December 31, 2006 — $64.2 million) under the fully drawn term loan and $3.5 million (December 31, 2006 — $6.5 million) under the SAC Credit Facility such that $4.0 million (December 31, 2006 — $3.5 million) was unused and available.  The weighted average interest rate on the borrowings outstanding under the SAC Credit Facility at December 31, 2007 was 7.3% (December 31, 2006 — 8.3%).

(c)          On May 11, 2007, MEC’s wholly-owned subsidiary, AmTote (note 3), completed a refinancing of its existing credit facilities with a new lender (the “AmTote Lender”).  The refinancing included (i) a $3.0 million revolving credit facility to finance working capital requirements (the “AmTote Credit Facility”), (ii) a $4.2 million term loan for the repayment of AmTote’s debt outstanding under its existing term loan facilities, and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the “AmTote Equipment Term Loan”).  The AmTote Credit Facility matures on May 1, 2008 and borrowings under the facility are available by way of U.S. dollar loans and letters of credit, each bearing interest at LIBOR plus 2.8%.  The $4.2 million term loan matures on May 11, 2011 and the AmTote Equipment Term Loan matures on May 11, 2012, with both facilities bearing interest at LIBOR plus 3.0%.  The AmTote Credit Facility and the two term loan facilities are collateralized by a first charge on AmTote’s assets and a pledge of the stock of AmTote.

At December 31, 2007, AmTote had borrowed $0.8 million under the AmTote Credit Facility, which is included in MEC’s “bank indebtedness” on the Company’s unaudited interim consolidated balance sheet, such that $2.2 million was unused and available.  At December 31, 2007, $3.3 million and $2.0 million was outstanding under the $4.2 million term loan facility and the AmTote Equipment Term Loan, respectively, which is included in MEC’s “long-term debt” on the Company’s unaudited interim consolidated balance sheet.  At December 31, 2007, the weighted average interest rates on the borrowings under the AmTote Credit Facility, the term loan and the AmTote Equipment Term Loan were 7.7%, 7.2% and 7.2%, respectively.

(d)         On July 24, 2007, one of MEC’s European subsidiaries amended and extended its bank term loan of up to 3.9 million euros by increasing the amount available under the bank term loan to 4.0 million euros ($5.7 million), bearing interest at the Euro Overnight Index Average (“EURONIA”) rate plus 3.0% per annum (6.6% at December 31, 2007).  See note 18 for details of certain amendments that were made subsequent to year-end.  At December 31, 2007 and 2006, MEC had borrowings of 2.4 million euros ($3.1 million) and 4.5 million euros ($5.9 million), respectively, under this bank term loan.

(e)          On December 16, 2007, another one of MEC’s European subsidiaries amended its 15.0 million euro ($22.1 million) term loan facility which was due to mature on December 31, 2007 by extending the maturity to December 31, 2008 with repayments of 7.5 million euros, due on each of February 29, 2008 and December 31, 2008.  See note 18 for details of certain amendments that were made subsequent to year-end.  Borrowings under the term loan bear interest at the three-month Euro Interbank Offered Rate plus 2.0% (6.8% at December 31, 2007) and are collateralized by a first and second mortgage on land in Austria owned by the European subsidiary.

At December 31, 2007, MEC is in compliance with all of the above noted loan agreements and related covenants.

9.     SHARE CAPITAL

Changes in the Company’s Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate
	Voting Shares		Class B Shares		Total
		Stated		Stated		Stated
	Number	Value	Number	Value	Number	Value
Shares issued and outstanding,
December 31, 2005,	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909
March 31, 2006
and June 30, 2006
Issued on exercise of stock options	30,000	1,043	—	—	30,000	1,043
Shares issued and outstanding,
December 31, 2006	47,772,083	1,559,059	548,238	17,893	48,320,321	1,576,952
Issued on exercise of stock options	10,000	390	—	—	10,000	390
Shareholder conversion of Class B
Shares to Class A Subordinate
Voting Shares	825	27	(825)	(27)	—	—
Shares issued and outstanding,
December 31, 2006	47,782,908	1,559,476	547,413	17,866	48,330,321	1,577,342
Issued on exercise of stock options	38,456	1,303	—	—	38,456	1,303
Shares issued and outstanding,
March 31, 2007 and
June 30, 2007	47,821,364	1,560,779	547,413	17,866	48,368,777	1,578,645
Shares purchased for cancellation	(485,700)	(15,853)	—	—	(485,700)	(15,853)
Shares issued and outstanding,
September 30, 2007	47,335,664	1,544,926	547,413	17,866	47,883,077	1,562,792
Shares purchased for cancellation	(1,175,100)	(38,352)	—	—	(1,175,100)	(38,352)
Shares issued and outstanding,
December 31, 2007	46,160,564	$1,506,574	547,413	$17,866	46,707,977	$1,524,440

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange (“TSX”) on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange (“NYSE”), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.  The Company purchased 340,400 and 826,100 Class A Subordinate Voting Shares for cancellation for cash consideration of

$11.7 million and $27.1 million (Cdn. $33.41 and Cdn. $32.92 per share on a weighted average basis) during the three months and year ended December 31, 2007, respectively, under this program.  The Company’s historical Canadian carrying value of the shares purchased for cancellation in excess of the purchase price was $4.3 million and $10.6 million, for the three months and year ended December 31, 2007, respectively, which has been credited to “contributed surplus” (note 10).  The aggregate amount of the purchase price and the amount credited to “contributed surplus”, in excess of the Company’s U.S. historical reported carrying value of the shares purchased for cancellation, was $4.9 million and $10.7 million for the three months and year ended December 31, 2007, respectively, and has been charged to “accumulated other comprehensive income” (note 11).

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.  During the three months and year ended December 31, 2007, the Company purchased 834,700 Class A Subordinate Voting Shares for cancellation for cash consideration of $25.0 million (Cdn. $29.92 per share on a weighted average basis) under this program.  The Company’s historical Canadian carrying value of the shares purchased for cancellation in excess of the purchase price was $13.9 million, which has been credited to “contributed surplus” (note 10).  The aggregate amount of the purchase price and the amount credited to “contributed surplus”, in excess of the Company’s U.S. historical reported carrying value of the shares purchased for cancellation, was $11.7 million and has been charged to “accumulated other comprehensive income” (note 11).

The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition.

10.       CONTRIBUTED SURPLUS

Changes in the Company’s contributed surplus are shown in the following table:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Contributed surplus, beginning of period	$9,119	$2,212	$2,667	$2,112
Carrying value of shares purchased for cancellation in excess of purchase price (note 9)	18,265	—	24,487	—
Stock-based compensation	133	529	608	817
Transfer to share capital on exercise of stock options	—	(74)	(245)	(262)
Contributed surplus, end of period	$27,517	$2,667	$27,517	$2,667

11.       ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company’s accumulated other comprehensive income are shown in the following table:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
Accumulated other comprehensive income, beginning of period	$240,593	$155,381	$166,399	$106,960
Adjustment for change in accounting policy related to the fair value of interest rate swaps (note 2)	—	—	154	—
Change in fair value of interest rate swaps, net of taxes and minority interest	(337)	—	(584)	—
Foreign currency translation adjustment, net of minority interest (i)	25,326	11,018	106,043	61,360
Reversal of foreign currency translation gain related to shares purchased for cancellation (note 9)	(16,576)	—	(22,354)	—
Recognition of foreign currency translation gain in net income (ii)	(7,067)	—	(7,719)	(1,921)
Accumulated other comprehensive income, end of period (iii)	$241,939	$166,399	$241,939	$166,399

(i)             During the three-month periods and years ended December 31, 2007 and 2006, the Company recorded unrealized foreign currency translation gains related to its net investments in currencies other than the U.S. dollar, primarily due to the strengthening against the U.S. dollar of the euro during the three-month periods and years ended December 31, 2007 and 2006 and the Canadian dollar during the three months and year ended December 31, 2007.

(ii)          Included in the Real Estate Business’ “dilution and other gains” is a $7.1 million (2006 — nil) and $7.7 million (2006 — $1.9 million) currency translation gain for the three months and year ended December 31, 2007, respectively, realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

(iii)       Accumulated other comprehensive income consists of:

	December 31,	December 31,
As at	2007	2006
Foreign currency translation adjustment, net of minority interest	$242,369	$166,399
Fair value of interest rate swaps, net of taxes and minority interest	(430)	—
	$241,939	$166,399

12.       INCOME TAXES

The Real Estate Business’ income tax expense for the three months and year ended December 31, 2007 includes future tax recoveries of $3.8 million (2006 — nil) and $5.4 million (2006 — $2.1 million), respectively, realized from the reduction in future tax rates and changes in tax legislation in a number of countries in which the Real Estate Business operates.

13.       STOCK-BASED COMPENSATION

(a)          On August 29, 2003, MID’s Board of Directors approved the Incentive Stock Option Plan (the “MID Plan”), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company’s shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007.  At December 31, 2007, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID’s Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.  A reconciliation of the changes in stock options outstanding is presented below:

	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Number	(Cdn. $)	Number	(Cdn. $)
Stock options outstanding, January 1	465,000	36.08	390,000	33.49
Granted	—	—	20,000	39.12
Exercised	(38,456)	32.19	—	—
Stock options outstanding, March 31 and June 30	426,544	36.43	410,000	33.77
Granted	125,000	32.21	—	—
Exercised	—	—	(30,000)	31.85
Cancelled or forfeited	(35,000)	41.17	(60,000)	35.62
Stock options outstanding, September 30	516,544	35.09	320,000	33.60
Granted	—	—	155,000	41.17
Exercised	—	—	(10,000)	35.62
Stock options outstanding, December 31	516,544	35.09	465,000	36.08
Stock options exercisable, December 31	322,544	34.60	243,000	34.21

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model.  The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise.  Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control.  Because the Company’s outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide the only measure of the fair value of the Company’s stock options.  The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006

Risk-free interest rate	—	3.8%	4.3%	3.8%
Expected dividend yield	—	1.64%	1.92%	1.65%
Expected volatility of MID’s Class A Subordinate Voting Shares	—	19.4%	18.9%	19.6%
Weighted average expected life (years)	—	4.0	4.0	3.9
Weighted average fair value per option granted	—	$6.50	$5.51	$6.41

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the “DSP”), which provides for a deferral of up to 100% of each outside director’s total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company.  The amounts deferred are reflected by notional deferred share units (“DSUs”) whose value reflects the market price of the Company’s Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined.  The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares.  The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares.  Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees.  Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date.  There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.  During the year ended December 31, 2006, 11,715 DSUs were redeemed by a former director for $0.4 million.

A reconciliation of the changes in DSUs outstanding is presented below:

	2007	2006

DSUs outstanding, January 1	27,319	23,092
Granted	4,241	3,984

DSUs outstanding, March 31	31,560	27,076
Granted	3,025	3,882
Redeemed	—	(11,715)

DSUs outstanding, June 30	34,585	19,243
Granted	3,568	4,350

DSUs outstanding, September 30	38,153	23,593
Granted	3,299	3,726

DSUs outstanding, December 31	41,452	27,319

                        During the three months and year ended December 31, 2007, the Real Estate Business recognized stock-based compensation expense of $35 thousand (2006 — $0.6 million) and $0.8 million (2006 — $1.4 million), respectively, which includes a $0.1 million recovery (2006 — $0.1 million expense) and $0.2 million expense (2006 — $0.6 million expense), respectively, pertaining to DSUs.

(b)   MEC has a Long-term Incentive Plan (the “MEC Plan”), adopted in 2000 and amended in 2007, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC’s directors, officers, employees, consultants, independent contractors and agents.  A maximum of 9.2 million shares of MEC Class A Stock are available to be issued under the MEC Plan, of which 7.8 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the MEC Plan.

During 2005, MEC introduced an incentive compensation program (the “MEC Program”) for certain officers and key employees, which awarded performance shares of MEC Class A Stock (the “2005 Performance Share Awards”) as contemplated under the MEC Plan.  The number of shares of MEC Class A Stock underlying the 2005 Performance Share Awards was based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC’s Board of Directors.  The 2005 Performance Share Awards vested over a six or eight month period to December 31, 2005 and were distributed, subject to certain conditions, in two equal instalments.  The first distribution date occurred in March 2006 and the second distribution date occurred in March 2007.  At December 31, 2005, there were 199,471 vested 2005 Performance Share Awards outstanding with a grant-date market value of either $6.26 or Cdn. $7.61 per share.  During the year ended December 31, 2006, 131,751 2005 Performance Share Awards were issued with a stated value of $0.8 million, and 4,812 2005 Performance Share Awards were forfeited.  At December 31, 2006, there were 62,908 vested 2005 Performance Share Awards outstanding, all of which were issued during the year ended December 31, 2007, with a stated value of $0.2 million.  Accordingly, there are no 2005 Performance Share Awards remaining to be issued at December 31, 2007.

In 2006, MEC continued the MEC Program as described in the preceding paragraph.  The program was similar in all respects except that the performance shares granted in 2006 vested over a 12-month period to December 31, 2006 and were distributed, subject to certain conditions, prior to March 31, 2007 (the “2006 Performance Share Awards”).  During the year ended December 31, 2006, 162,556 2006 Performance Share Awards were granted under the MEC Program with a weighted average grant-date market value of either $6.80 or Cdn. $7.63 per share, 1,616 2006 Performance Share Awards were issued with a nominal stated value, and 42,622 2006 Performance Share Awards were forfeited.  At December 31, 2006, there were 118,318 vested 2006 Performance Share Awards outstanding, of which 111,841 2006 Performance Share Awards were issued during the year ended December 31, 2007 with a stated value of $0.4 million, and 6,477 2006 Performance Share Awards were forfeited.  Accordingly, there are no 2006 Performance Share Awards remaining to be issued at December 31, 2007.  MEC did not continue its performance share award program in 2007.

In the year ended December 31, 2007, MEC issued 40,942 (2006 — 25,896) shares of MEC Class A Stock with a stated value of $0.2 million (2006 — $0.2 million) to MEC’s directors in payment of services rendered.

MEC grants stock options (“MEC Stock Options”) to certain directors, officers, key employees and consultants to purchase shares of MEC Class A Stock.  All MEC Stock Options give the grantee the right to purchase MEC Class A Stock at a price no less than the fair market value of such stock at the date of grant.  Generally, MEC Stock Options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of MEC Stock Options.

A reconciliation of the changes in MEC Stock Options outstanding is presented below:

	2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price $	Number	Price $

MEC Stock Options outstanding, January 1	4,905,000	6.08	4,827,500	6.14
Forfeited or expired	(166,000)	6.74	—	—

MEC Stock Options outstanding, March 31	4,739,000	6.06	4,827,500	6.14
Forfeited or expired	(25,000)	5.71	(64,000)	6.80

MEC Stock Options outstanding, June 30	4,714,000	6.07	4,763,500	6.13
Granted	390,000	3.20	—	—
Forfeited or expired	(14,000)	5.20	—	—

MEC Stock Options outstanding, September 30	5,090,000	5.85	4,763,500	6.13
Granted	—	—	200,000	5.25
Forfeited or expired	(140,000)	6.92	(58,500)	7.13

MEC Stock Options outstanding, December 31	4,950,000	5.82	4,905,000	6.08

MEC Stock Options exercisable, December 31	4,406,334	5.99	4,412,968	6.08

The fair value of MEC Stock Options granted is estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC Stock Options (as described further in note 13(a)).  The weighted average assumptions used in determining the fair value of the MEC Stock Options granted are shown in the table below.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006

Risk-free interest rate	—	4.4%	4.2%	4.4%
Expected dividend yield	—	—	—	—
Expected volatility of MEC Class A Stock	—	51.0%	55.9%	51.0%
Weighted average expected life (years)	—	4.0	5.0	4.0
Weighted average fair value per option granted	—	$2.26	$1.36	$2.26

During the three months and year ended December 31, 2007, MEC recognized total stock-based compensation expense of $1.4 million (2006 — $0.3 million) and $0.7 million (2006 — $2.4 million), respectively, relating to performance share awards, director compensation and stock options under the MEC Plan.

14.       DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)   Items not involving current cash flows:

	Three Months Ended		Year Ended
	December 31,		December 31,
		(restated		(restated
		— note 3)		— note 3)
	2007	2006	2007	2006

Real Estate Business
Straight-line rent adjustment	$10	$115	$397	$224
Stock-based compensation expense	35	644	798	1,407
Depreciation and amortization	10,960	10,200	41,541	39,225
Interest and other income from MEC	(833)	(4,629)	(1,132)	(16,505)
Gain on disposal of real estate	—	—	(1,478)	(209)
Future income taxes	(2,225)	431	(864)	2,439
Dilution and other gains	(7,067)	—	(7,719)	(1,921)
Other	89	77	330	311
	969	6,838	31,873	24,971
MEC
Stock-based compensation expense	653	324	1,388	2,393
Depreciation and amortization	12,580	11,373	41,809	39,694
Interest expense with MID	—	3,678	75	12,167
Amortization of debt issuance costs	2,341	1,956	3,907	7,193
Write-down of MEC’s long-lived assets	(136)	77,445	1,308	77,445
Gain on disposal of business	—	(115,193)	—	(115,193)
Gain on disposal of real estate	(22)	—	(48,776)	(2,883)
Dilution and other losses (gains), net	3,467	(10)	3,463	(195)
Future income taxes	(5,804)	(11,852)	(7,496)	(12,426)
Minority interest	(18,929)	(3,692)	(47,496)	(32,768)
Other	(1,110)	1,258	(4,043)	1,644
	(6,960)	(34,713)	(55,861)	(22,929)
Eliminations (note 16)	(1,257)	(853)	48,196	(1,949)
Consolidated	$(7,248)	$(28,728)	$24,208	$93

(b)         Changes in non-cash balances:

	Three Months Ended		Year Ended
	December 31,		December 31,
		(restated		(restated
		— note 3)		— note 3)
	2007	2006	2007	2006

Real Estate Business
Accounts receivable	$(1,143)	$3,562	$1,076	$1,265
Loans receivable from MEC, net	(252)	368	(380)	619
Prepaid expenses and other	618	1,290	(126)	(656)
Accounts payable and accrued liabilities	(4,525)	(7,092)	861	(4,652)
Income taxes	1,258	697	5,834	(294)
Deferred revenue	162	(554)	(584)	(3,667)
	(3,882)	(1,729)	6,681	(7,385)
MEC
Restricted cash	(14,148)	(8,249)	797	(7,632)
Accounts receivable	(5,942)	2,278	(807)	12,736
Prepaid expenses and other	458	4,921	(1,823)	(564)
Accounts payable and accrued liabilities	32,186	17,323	4,589	2,295
Income taxes	2,342	2,333	2,926	1,246
Loans payable to MID, net	252	(368)	380	(619)
Deferred revenue	2,349	1,198	128	(1,023)
	17,497	19,436	6,190	6,439
Eliminations (note 16)	(522)	(162)	22	1,539
Consolidated	$13,093	$17,545	$12,893	$593

15.  SEGMENTED INFORMATION

The Company’s reportable segments reflect how the Company is organized and managed by senior management.  The Company’s operations are segmented in the Company’s internal financial reports between wholly-owned operations (Real Estate Business) and publicly-traded operations (MEC).  The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company’s Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC’s separate Board of Directors and executive management.

The Company’s reporting segments are as follows:

Real Estate Business

At December 31, 2007, the Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, the Czech Republic, Spain and Poland.  Substantially all of these real estate assets are leased to, or are under development for subsequent lease to, Magna’s automotive operating units.  The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages seven thoroughbred racetracks, one standardbred racetrack and two racetracks that run both thoroughbred and quarterhorse meets, as well as the simulcast wagering venues at these tracks.  Also, MEC used to manage the thoroughbred and standardbred racing at Magna Racino™, but now expects that a local operator will manage future meets at that facility.  Three of the racetracks owned or operated by MEC (two in the United States and one in Austria) include casino operations with alternative gaming machines.  In addition, MEC operates off-track betting (“OTB”) facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™.  Under a series of March 2007 agreements with Churchill Downs Incorporated (“CDI”), MEC owns a 50% interest in a joint venture, TrackNet Media Group, LLC (“TrackNet Media”), a content management company formed for distribution of the full breadth of MEC’s horseracing content (note 17).  A separate joint venture with CDI also involves the ownership by MEC and CDI of equal (50%) shares in HorseRacing TV™ (“HRTV™”), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network.  MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry.  To support certain of MEC’s thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID (note 16), operates an additional thoroughbred training centre situated near San Diego, California.  MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.  In addition to racetracks, MEC’s real estate portfolio includes a residential development in Austria.

As described in note 1, the Company’s unaudited interim consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

16.       TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, the Company’s Chairman, the Chairman of Magna, and the Chairman and Chief Executive Officer of MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company’s Class B Shares.  The Stronach Trust, together with Open Joint Stock Company Russian Machines (“Russian Machines”) and certain members of Magna’s executive management, indirectly holds Magna Class B Shares representing approximately 71% of the total voting power of all the outstanding shares of Magna.  Furthermore, the Stronach Trust and Russian Machines each, indirectly, has the right to designate an equal number of nominees to the Magna board of directors.  As a result, Magna may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines.  As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   Bridge Loans and Project Financings

On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with the MEC Bridge Loan of up to $80.0 million.  The MEC Bridge Loan, together with a $20.0 million private placement of MEC Class A Stock to FEL (the “FEL Equity Investment”) is intended to provide short-term funding to MEC as it implements the MEC Debt Elimination Plan.  The MID Lender also agreed to amend the MEC Project Financing Facilities (as defined below) by, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008 and waiving the make-whole payment, if applicable, for any repayments made under either of the MEC Project Financing Facilities prior to that date.  Pursuant to a consulting agreement between MID and MEC, which requires MEC to reimburse MID for its expenses, MID management is assisting MEC in implementing the MEC Debt Elimination Plan (note 1).

(i)    MEC Bridge Loan

The MEC Bridge Loan of up to $80.0 million has been made available through a non-revolving facility provided by the MID Lender.  The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the MEC Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements (note 17) between MEC and Forest City and Caruso.

The MEC Bridge Loan has a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (16.2% at December 31, 2007).  On February 29, 2008, the interest rate on outstanding and subsequent advances under the MEC Bridge Loan was increased by a further 1.0%.

The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon and Thistledown lands, second ranking security over Golden Gate Fields and the Ocala lands and third ranking security over Santa Anita Park.  In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender).  The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

The MEC Bridge Loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL Equity Investment) or debt, subject to amounts required to be paid to MEC’s existing lenders.  Amounts repaid cannot be re-borrowed.

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment).  The MID Lender also receives an annual commitment fee equal to 1% of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan were paid by MEC.

Pursuant to the terms of the MEC Bridge Loan, advances after January 15, 2008 are subject to the MID Lender being satisfied that the MEC Credit Facility will be further extended to at least April 30, 2008 or that a satisfactory refinancing of that facility has been arranged.  As the MEC Credit Facility was extended to March 31, 2008 (note 8), the MID Lender waived this condition for advances between January 15, 2008 and March 31, 2008.

At December 31, 2007, $36.9 million under the MEC Bridge Loan was included in the Real Estate Business’ current portion of “loans receivable from MEC, net” on the Company’s unaudited interim consolidated balance sheet, net of $1.4 million of unamortized deferred arrangement fees.  MEC’s current portion of “loans payable to MID, net” on the Company’s unaudited interim consolidated balance sheet includes $35.9 million, net of $2.4 million unamortized deferred financing costs.  This net balance is being accreted to its face value over the term to maturity of the MEC Bridge Loan.

(ii)   MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. (“GPRA”) and Remington Park, Inc. (“Remington Park”), the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the “MEC Project Financing Facilities”).  The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions.  The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center.  The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing).  In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.  The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows and Remington Park and over all other assets of Gulfstream Park, Palm Meadows and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities (other than the new tranches of the Gulfstream Park project financing facility described below) bore interest at a floating rate equal to 2.55% above MID’s per annum notional cost of borrowing under its floating rate credit facility, compounded monthly.  Since the relevant completion date (or since inception for the new tranches of the Gulfstream Park project financing facility described below), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended).  However, since the completion date for Remington Park, there has been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park’s total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility.  During the three months and year ended December 31, 2007, $0.7 million ($2006 — $1.6 million) and $4.0 million (2006 — $5.0 million), respectively, of such payments were made.  Commencing January 1, 2007, the MID Lender is entitled to receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended to May 1, 2007, at which time monthly payments commenced).

In June 2006, the MID Lender consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases.  Such funds, which would ordinarily be “trapped” at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, were in excess of the existing cash requirements of the applicable subsidiaries and were used by MEC solely to fund payments that were necessary in connection with the operation of the business of MEC and that could not be deferred on a commercially reasonable basis.  The MID Lender received waiver fees of $0.1 million (1% of the full amount released), which fees were capitalized under the applicable project financing facility.

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively.  Both tranches were established to fund MEC’s design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines.  The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011.  Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date.  Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches.  Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park’s total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches.  The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.  The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.  In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities.

At December 31, 2007, there were balances of $133.5 million (December 31, 2006 — $134.8 million), $24.7 million (December 31, 2006 — 19.4 million) and $13.9 million (December 31, 2006 — nil) due under the initial tranche, the July 2006 slots tranche and the December 2006 slots tranche, respectively, of the Gulfstream Park project financing facility.  A balance of $27.7 million (December 31, 2006 — $31.7 million) was due under the Remington Park project financing facility.  The current portion of the MEC Project Financing Facilities included in the Real Estate Business’ “loans receivable from MEC, net” at December 31, 2007 was $102.2 million (December 31, 2006 — $3.1 million), including the required $100.0 million repayment discussed above.  The current and non-current portions of the MEC Project Financing Facilities of $137.4 million (including $0.4 million in MEC’s “discontinued operations” (note 3)) and $93.2 million (including $26.1 million in MEC’s “discontinued operations” (note 3)), respectively, as reflected in MEC’s “loans payable to MID, net” on the Company’s unaudited interim consolidated balance sheet, are net of $0.7 million and $4.3 million, respectively, of unamortized deferred financing costs.

These net balances are being accreted to their face values over the terms to maturity of the MEC Project Financing Facilities.

Subsequent to year-end, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility.  Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility subsequent to year-end.

In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the “Gulfstream Escrow”) with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs.  In addition, in November 2006, MEC deposited into the Gulfstream Escrow sufficient proceeds from the sale of The Meadows to repay all remaining indebtedness under a loan from BE&K, Inc. (“BE&K”), the parent company of Suitt Construction Co. Inc., the general contractor for the Gulfstream Park redevelopment project (the “BE&K Loan”).  At December 31, 2007, the amount held under the Gulfstream Escrow (including accrued interest) was $4.5 million (December 31, 2006 — $6.5 million).  All funds in the Gulfstream Escrow are reflected as the Real Estate Business’ “restricted cash” and “due to MEC” on the Company’s unaudited interim consolidated balance sheet.

(iii)  2005 MEC Bridge Loan

In July 2005, the MID Lender provided MEC with the 2005 MEC Bridge Loan of up to $100.0 million, expiring August 31, 2006.  The amount of available funding under the 2005 MEC Bridge Loan was subsequently increased to $119.0 million and the term was extended to December 5, 2006.  On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows to repay in full the 2005 MEC Bridge Loan.  Accordingly, the 2005 MEC Bridge Loan was terminated.

Approximately $12.7 million of external third party costs have been incurred, including $1.3 million and $2.4 million in the three months and year ended December 31, 2007, respectively, in association with the MEC Bridge Loan, the MEC Project Financing Facilities and the 2005 MEC Bridge Loan.  At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of the MEC Bridge Loan, each of the MEC Project Financing Facilities and the 2005 MEC Bridge Loan.  At a consolidated level, such costs are charged to “general and administrative” expenses in the periods in which they are incurred.

All interest and fees charged by the Real Estate Business relating to the MEC Bridge Loan, the MEC Project Financing Facilities and the 2005 MEC Bridge Loan, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC’s related deferred financing costs, are eliminated from the Company’s consolidated results of operations and financial position.

(b)          FEL Equity Investment

The closing of the FEL Equity Investment occurred on October 29, 2007.  FEL purchased 8,888,888 shares of MEC Class A Stock at a price per share of $2.25, with proceeds to MEC of $19.6 million net of $0.4 million of transaction costs.  The price per share was set at the greater of (i) 90% of the volume weighted average price per share of MEC Class A Stock on NASDAQ for the five trading days commencing on September 13, 2007 (the date of announcement of the FEL Equity Investment); and (ii) U.S. $1.91, being 100% of the volume weighted average price per share of MEC Class A Stock on NASDAQ for the five trading days immediately preceding September 13, 2007.  The shares of MEC Class A Stock issued pursuant to the subscription agreement were issued and sold in a private transaction exempt from registration under Section 4(2) of the United States Securities Act of 1933, as amended.  As a result of the FEL Equity Investment, MID’s voting interest and equity stake in MEC were reduced from 96.3% and 58.3%, respectively, to 95.6% and 53.9%, respectively, and the Company recorded a $3.5 million dilution loss in the three months and year ended December 31, 2007, which is included in “dilution and other gains (losses), net” in the Company’s unaudited interim consolidated statement of income (loss).

(c)   MEC Real Estate Acquired by MID

                        During the first quarter of 2007, MID acquired all of MEC’s interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland; and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC’s Palm Meadows Training Center.  MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these interests and rights.  In addition, MID granted MEC a profit participation right in respect of each property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

During the second quarter of 2007, MID acquired all of MEC’s interest and rights in a 205 acre parcel of land located in Bonsall, California for cash consideration of approximately $24.0 million.  The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC.  This property is being held by MID for future development and MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals.  The lease terminates on June 6, 2010, subject to early termination by either party on four months written notice.

At the Real Estate Business and MEC segment levels, these transactions have been recognized at the exchange amount, resulting in MEC recognizing a gain in the year ended December 31, 2007 of $48.8 million.  The effects of these transactions are eliminated from the Company’s unaudited interim consolidated results of operations and financial position, except that $1.7 million of costs incurred by the Real Estate Business and MEC in conjunction with these transactions have been included in the consolidated “general and administrative” expenses in the year ended December 31, 2007.

(d)   Hurricane Katrina Relief Effort

In October 2005, the Real Estate Business purchased 791 acres of land in Simmesport, Louisiana for $2.4 million.  In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources.  In 2007, the Real Estate Business donated substantially all of the land to the same not-for-profit organization.  As a result, for the year ended December 31, 2007, $2.0 million of costs, based on the carrying value of the land donated, have been included in the Real Estate Business’ “general and administrative” expenses.  The founding members and officers of the not-for-profit organization are officers and employees of MID and Magna.

(e)   MEC’s Sales to Magna

On December 21, 2007, MEC entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($29.4 million), subject to customary adjustments.  The closing of the transaction is expected to occur during the first quarter of 2008 (note 4(b)).  The sale of this property has not been recognized in the unaudited interim consolidated financial statements and the property is included in MEC’s “assets held for sale” on the Company’s unaudited interim consolidated balance sheet at December 31, 2007.

On March 31, 2006, MEC sold a real estate property held for sale and located in the United States to Magna.  A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million.  MEC used the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 8).

(f)    MEC’s Option to Acquire The Maryland Jockey Club

On September 24, 2007, MEC exercised its option to acquire the remaining voting and equity interests in MJC, pursuant to an agreement with certain companies controlled by Joseph De Francis, a member of MEC’s Board of Directors, and Karin De Francis.  Under the terms of the option agreement, MEC paid $18.3 million plus interest on October 5, 2007.  At December 31, 2006, this obligation was reflected in MEC’s “long-term debt due within one year” on the Company’s unaudited interim consolidated balance sheet and was secured by letters of credit under the MEC Credit Facility (note 8).

17.  COMMITMENTS AND CONTINGENCIES

(a)          In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)         On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates (“Greenlight”) filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  The hearing of the application concluded on March 1, 2006 and on October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application.  On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants’ factum.  The Company and the other respondents filed their responding facta in July 2007 and the Company expects the appeal hearing to take place in late April 2008.  The Company continues to consider Greenlight’s oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

(c)          MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)         On May 18, 2007, ODS Technologies, L.P., doing business as TVG Network, filed a summons against MEC, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement.  An Answer to Complaint, Affirmative Defences and Counterclaims have been filed on behalf of the defendants.  At the present time, the final outcome related to this summons is uncertain.

(e)          In addition to the letters of credit issued under the Company’s credit facilities (note 8), the Company had $4.7 million (Real Estate Business — $3.6 million; MEC — $1.1 million) of letters of credit issued with various financial institutions at December 31, 2007 to guarantee various of its construction projects.  These letters of credit are secured by cash deposits of the Company.

(f)         MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences    and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries.  At December 31, 2007, these indemnities amounted to $6.3 million, with expiration dates through 2009.

(g)         At December 31, 2007, the Company’s contractual commitments related to construction and development projects outstanding amounted to approximately $7.8 million (Real Estate Business — $3.6 million; MEC — $4.2 million).

(h)         At December 31, 2007, MEC had outstanding interest rate swap contracts in connection with SAC’s term loan facility (note 8), entered into on each of March 1, 2007, April 27, 2007 and July 26, 2007, with each contract being effective on October 1, 2007 and fixing the rate of interest at 7.0%, 7.1% and 7.2% per annum, respectively, to October 8, 2009 on a notional amount per contract of $10.0 million.  Additionally, on October 4, 2007, MEC entered into an interest rate swap contact, with an effective date of October 8, 2009, which fixes the rate of interest at 7.2% per annum to October 31, 2012 on a notional amount of $23.4 million.

(i)             On March 4, 2007, MEC entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV™, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide.  These agreements involved the formation of a joint venture, TrackNet Media, a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTV™.  TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering (“ADW”) companies.  TrackNet Media purchases horseracing content from third parties and makes it available through the respective MEC and CDI outlets.  Under the reciprocal content swap agreement, MEC and CDI exchange their respective horseracing signals.  On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV ™ to CDI.  Both MEC and CDI are required to make quarterly capital contributions, on an equal basis, until October 2009 to fund the operations of HRTV, LLC, however, MEC may, under certain circumstances, be responsible for additional capital commitments.  MEC’s share of the required capital contributions to HRTV, LLC is expected to be approximately $7.0 million, of which $2.0 million was contributed to December 31, 2007.

(j)             On November 15, 2006, MEC’s wholly-owned subsidiary, GPRA, opened the slots facility at Gulfstream Park despite an August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision that granted summary judgment in favour of “Floridians for a Level Playing Field” (“FLPF”), a group in which GPRA is a member.  The Appeal Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative, approved by Floridians in the November 2004 election, was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures.  FLPF filed an application for a rehearing, a rehearing en banc before the full panel of the Florida First District Court of Appeals and Certification by the Florida Supreme Court.  On November 30, 2006, in a split decision, the en banc court affirmed the August 2006 panel decision and certified the matter to the Florida Supreme Court, which stayed the appellate court ruling pending its jurisdictional review of the matter.  On September 27, 2007, the Florida Supreme Court ruled that the matter was not procedurally proper for consideration by the court.  Its order effectively remanded the matter to the trial court for a trial on the merits.  MEC has disclosed that it expects that a trial on the merits will likely take over a year to fully develop and that it could take as many as three years to achieve a full factual record and trial court ruling for an appellate court to review.  At December 31, 2007, the carrying value of MEC’s fixed assets related to the slots facility is approximately $29.6 million.  If the matter is ultimately decided in a manner adverse to MEC, a write-down of these fixed assets may be required.

(k)          In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City (collectively with MEC, the “Partnership Members”) concerning the planned development of “The Village at Gulfstream ParkTM”.  That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property.  Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution.  MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed.  However, to December 31, 2007, MEC has not made any such contributions.  At December 31, 2007, approximately $42.3 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded by a construction loan from a third party bank as well as equity contributions from Forest City.  Included in MEC’s “accounts payable and accrued liabilities” is an obligation of approximately $5.8 million reflecting MEC’s share of equity contributions in excess of $15.0 million.  The Limited Liability Company Agreement also contemplated additional agreements with MEC, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement, all of which have been executed.  Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until the initial contribution accounts of the Partnership Members are equal.  Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership.  The annual cash payments made to Forest City to equalize the Partnership Members’ initial contribution accounts will not exceed the amount of annual ground rent otherwise payable to a subsidiary of MEC.

(l)             On September 28, 2006, certain of MEC’s affiliates entered into definitive operating agreements with Caruso regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess land surrounding Santa Anita Park.  Westfield Corporation (“Westfield”), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded.  On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council’s approval and granting of entitlements related to the construction of The Shops at Santa Anita.  In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest.  If either Westfield or Arcadia First! is ultimately successful in its challenge, development efforts could potentially be delayed or suspended.  The first hearings on the merits of the petitioners’ claims are scheduled for April 2008.  Under an April 2004 Letter of Intent, MEC is also exploring the possibility of a joint venture with Caruso to develop excess lands surrounding Golden Gate Fields.  To December 31, 2007, MEC has expended $9.9 million on these development initiatives, of which $3.6 million was paid in the year ended December 31, 2007.  These amounts have been included in MEC’s “real estate properties, net” on the Company’s unaudited interim consolidated balance sheets.  Under the terms of these arrangements, MEC may be responsible to fund additional costs.  However, to December 31, 2007, no such payments have been made.

(m)       The Maryland Jockey Club (“MJC”) was party to agreements with the Maryland Thoroughbred Horsemen’s Association and the Maryland Breeders’ Association, which expired on December 31, 2007, under which the horsemen and the breeders each contributed 4.75% of the costs of simulcasting to MJC.  Without similar arrangements in effect, there would be an increase in costs to MJC of approximately $2.0 million.  At this time, it is uncertain whether these agreements will be renewed on comparable terms.

(n)         The Meadows (note 3) used to participate in a multi-employer defined benefit pension plan for which the pension plan’s total vested liabilities exceeded the plan’s assets.  An updated actuarial valuation is in the process of being obtained, however, based on allocation information currently provided by the plan, the portion of the estimated unfunded liability for vested benefits attributable to The Meadows is approximately $3.7 million.  Effective November 1, 2007, the New Jersey Sports & Exposition Authority withdrew from this plan and, effective December 25, 2007, The Meadows also withdrew from the plan.  As part of the indemnification obligations provided for in the Meadows Holdback Note (note 3), the withdrawal liability that has been triggered as a result of The Meadows’ withdrawal from the plan will be set-off against the amount owing to MEC under the Meadows Holdback Note.

18.       SUBSEQUENT EVENTS

(a)          Effective January 1, 2008, MEC amended its bank term loan of up to 4.0 million euros (note 8) to reduce the amount available to 3.5 million euros and increase the interest rate to EURONIA plus 3.8% per annum.

(b)         On February 12, 2008, MEC amended its 15.0 million euro term loan facility (note 8) such that the first instalment of 7.5 million euros previously due on February 29, 2008 was extended until March 15, 2008.

(c)          On February 12, 2008, MEC received notice from The Nasdaq Stock Market advising that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), MEC has 180 calendar days, or until August 11, 2008, to regain compliance with the minimum bid price for MEC Class A Stock required for continued listing on the Nasdaq Global Market, as set forth in Nasdaq Marketplace Rule 4450(a)(5).  MEC received this notice because the bid price of the MEC Class A Stock closed below the $1.00 per share minimum for 30 consecutive business days prior to February 12, 2008.

The notice also states that if, at any time before August 11, 2008, the bid price of MEC Class A Stock on the Nasdaq Global Market closes at $1.00 per share or more for a minimum of 10 consecutive trading days, the Nasdaq staff will provide MEC with written notification that it has achieved compliance with its listing requirements.  However, the notice states that if MEC cannot demonstrate compliance with such rule by August 11, 2008 (or such later date as may be permitted by Nasdaq), the Nasdaq staff will provide MEC with written notification that the MEC Class A Stock will be delisted.  During this 180 calendar day period, MEC Class A Stock will continue to trade on the Nasdaq Global Market.  This notification has no effect on the listing of the MEC Class A Stock on the TSX.